SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Portugal Telecom

Consolidated Report

First Nine Months 2014

Consolidated report

First nine months 2014

01	Financial review	3

02	Business performance	8

Consolidated financial statements		20

01

Financial review

On 5 May 2014, Portugal Telecom subscribed a share capital increase of Oi through the contribution in kind of the PT Assets, defined as its 100% interest in PT Portugal, which as of that date included all operational businesses of Portugal Telecom Group except for the subsidiaries Bratel BV, Bratel Brasil, S.A., PTB2, S.A. and Marnaz, S.A. and the investments in Oi, Contax and its controlling shareholders. As a result of the contribution to the Oi share capital increase on 5 May 2014:

•                  PT increased its effective interest in Oi from 23.2%, previously held through Bratel Brasil, to an economic interest of 39.7%, held through a total direct interest of 35.8% (32.8% in Portugal Telecom and 3.0% in Bratel Brasil) and an indirect interest of 3.9% held through the controlling shareholders of Oi.

•                  The investment in Oi is classified in accordance with the provisions of IFRS 5 as from 5 May 2014 and accordingly measured at fair value based on the quote prices of Oi’s shares at the balance sheet date.

•                  As a result of all transactions that were necessary to implement in connection with the contribution of PT Assets to Oi’s capital increase and the low historical carrying value of some of the assets in PT’s consolidated statement of financial position, Portugal Telecom recorded a gain of Euro 701 million that was partially offset by the write off of deferred tax assets related to tax losses carried forward recognized amounting to Euro 208 million as of 5 May 2014, following the discontinuing of the Portuguese operations that supported theses tax losses.

•                  The earnings and losses of all businesses contributed to Oi’ share capital increase were presented as discontinued operations and accordingly the income statements for the 9M13 and 3Q13 were restated.

Consolidated income statement

Euro million

		3Q13		9M13
	3Q14	Restated	9M14	Restated
Wages and salaries	1.5	2.9	8.1	8.9
Supplies and external services	16.9	0.6	21.3	2.4
Provisions and adjustments	0.2	0.0	0.3	(0.8)
Indirect taxes	3.9	0.3	5.6	1.1
Other operating expenses	0.0	0.0	0.0	0.0
EBITDA	(22.5)	(3.8)	(35.3)	(11.7)
Depreciation	0.0	0.1	0.1	0.2
EBIT	(22.6)	(3.9)	(35.4)	(11.9)
Other gains, net	0.0	0.0	(0.9)	(126.0)
Income (loss) before financial results and taxes	(22.6)	(3.9)	(34.5)	114.1
Net interest income	(0.4)	(4.4)	(10.8)	(12.5)
Losses in joint ventures	—	8.9	38.0	68.4
Net losses on financial assets and other investments	266.3	1.2	337.7	1.2
Net other financial losses	0.7	11.2	19.6	22.6
Income (loss) before taxes	(289.2)	(20.8)	(418.9)	34.4
Income taxes	(5.6)	9.8	(10.1)	14.2
Net income (loss) from continuing operations	(283.6)	(30.6)	(408.8)	20.3
Net income from discontinued operations	—	68.8	484.1	328.3
Net income (loss)	(283.6)	38.3	75.2	348.5
Non-controlling interests	—	17.2	13.6	43.5
Net income (loss) attributable to controlling interests	(283.6)	21.0	61.7	305.0

Consolidated operating costs amounted to Euro 35 million in 9M14 and Euro 12 million in 9M13, reflecting higher third party expenses related to business combination between Portugal Telecom and Oi and also higher indirect taxes related to those expenses.

Net other gains of Euro 126 million in 9M13 includes mainly a gain of Euro 134 million resulting from the settlement of contractual obligations related to the acquisition of the investment in Oi in 2011, for an amount of Euro 16 million that was lower than the liability initially recognised.

Net interest income amounting to Euro 11 million in 9M14 and Euro 12 million in 9M13 relate mainly to term deposits held by Portugal Telecom and Bratel Brasil, as Portugal Telecom’s debt prior to the Oi share capital increase was transferred to Oi as part of PT Assets.

Losses in joint ventures correspond to Portugal Telecom’s share in the losses of joint ventures up to 5 May 2014, based on the equity method of accounting, since as from that date the investment in Oi is measured at fair value based on the share price of Oi’s shares with the related changes in fair value being included under the caption “Net losses on financial assets and other investments”. PT’s share in the losses of joint ventures decreased to Euro 38 million in 9M14 as compared to Euro 68 million in 9M13, reflecting mainly a capital gain recorded by Oi in the first quarter of 2014 relating to the disposal of mobile telecommunication towers, amounting to R$ 1,247 million (equivalent to approximately Euro 60 million corresponding to PT’s share, net of taxes), and lower interest expenses from Oi’s controlling shareholders, which in 2014 relate to only four months as compared to nine months in 2013.

These effects were partially offset by higher interest costs, higher net other financial expenses and lower revenues at Oi.

Net losses on financial assets and other investments in 9M14 correspond to the loss resulting from the reduction in the fair value of the investment in Oi between 5 May and 30 September 2014, since as from 5 May 2014 this investment is classified as held for distribution to owners and accordingly measured at fair value based on the quote price of Oi’s shares.

Net other financial losses reflect mainly certain bank commissions and other financial services, including certain financial costs incurred in 2Q14 in connection with the business combination between Portugal Telecom and Oi, namely financial taxes paid for the transfer of funds to Brazil.

Income taxes amounted to a gain of Euro 10 million in 9M14, corresponding basically to the tax effect on operating costs and other financial expenses net of interest income. The change compared to the same period of last year reflects mainly higher operating and net other financial costs.

Net income from discontinued operations in 9M14 includes primarily a gain recorded in connection with Oi’s share capital increase, totaling Euro 701 million, partially offset by the write-off of deferred tax assets relating to tax losses of Euro 208 million that was recorded on the same date due to the discontinuing of Portuguese businesses that supported the recognition of those deferred tax assets. Adjusting for these effects, discontinued operations reported a net loss of Euro 9 million in 9M14, as compared to a net income of Euro 328 million in 9M13 that reflects primarily the gain recorded in connection with the disposal of the equity investment in CTM in 2Q13 (Euro 310 million), partially offset by certain provisions and adjustments recorded in the same period to adjust the carrying value of certain assets to their corresponding recoverable amounts.

Net income attributable to non-controlling interests amounted to Euro 14 million in 9M14 and Euro 43 million in 9M13, reflecting mainly lower income from African businesses in 2014 up to 5 May, when these businesses were contributed to Oi’s share capital increase.

Net income decreased to Euro 62 million in 9M14 as compared to Euro 305 million in 9M13, reflecting primarily: (1) the loss of Euro 338 million due to the reduction in the fair value of the investment in Oi as from 5 May 2014; (2) the gain of Euro 310 million recorded in connection with the disposal of the equity investment in CTM in 2Q13, and (3) the net other gains recorded in 9M13 (Euro 126 million). These effects were partially offset by the gain recorded in connection with Oi’s share capital increase, as described above, and by lower losses in joint ventures recorded through the equity method of accounting.

Consolidated Statement of Financial Position

Euro million

	30 Sep 2014	31 Dec 2013
ASSETS
Cash and cash equivalents	105.6	1,659.0
Short-term investments	—	914.1
Accounts receivable	0.0	1,170.7
Non-current assets held for distribution to owners	1,910.8	—
Investments in joint ventures	—	2,408.2
Investments in associated companies	—	511.3
Goodwill	—	380.6
Intangible assets	—	717.7
Tangible assets	0.2	3,438.5
Deferred taxes	1.4	564.9
Other assets	6.4	255.4
Total assets	2,024.5	12,020.4
LIABILITIES
Gross debt	0.1	7,371.1
Accounts payable	5.9	587.7
Accrued expenses	35.2	534.7
Post retirement benefits	—	960.9
Deferred taxes	1.7	243.8
Provisions	27.0	91.1
Other liabilities	1.4	364.3
Total liabilities	71.4	10,153.6
Equity excluding non-controlling interests	1,953.1	1,641.3
Non-controlling interests	—	225.5
Total equity	1,953.1	1,866.8
Total liabilities and shareholders’ equity	2,024.5	12,020.4

The decrease in total assets and total liabilities reflects the assets and liabilities of the businesses that were contributed to Oi’s share capital on 5 May 2014, explaining the reduction across the majority of captions of the consolidated statement of financial position.

Non-current assets held for distribution to owners as at 30 September 2014 correspond to the fair value of the investment in Oi based on quote prices of Oi’s shares as of that date. The investment in Oi is classified in accordance with the provisons of IFRS 5 and accordingly measured at fair value based on the quote prices of Oi’s shares, since this fair value is lower than the previous carrying amount.

Shareholders’ equity excluding non-controlling interests amounted to Euro 1,953 million as at 30 September 2014, compared to Euro 1,641 million as at 31 December 2013, an increase of Euro 312 million reflecting (1) the net income generated in the period (Euro 62 million), (2) positive foreign currency translation adjustments of Euro 160 million, related mainly to the impact of the appreciation of the Brazilian Real against the Euro, and (3) the reversal of treasury shares related to the 10% interest in Portugal Telecom held by Oi (Euro 159 million), following the remeasuring of this investment from the equity accounting to fair value. These effects were partially offset by dividends attributed to PT’s shareholders on 30 April 2014 (Euro 86 million) and paid on 30 May 2014.

02

Business performance

The Business Combination of Portugal Telecom and Oi

Following the memorandum of understanding disclosed to the market on 2 October 2013 (the “Memorandum of Understanding”), Portugal Telecom, Oi and the main shareholders of both companies announced their intention to implement a combination of the businesses of Portugal Telecom and Oi (the “Business Combination”) into a single listed company governed by the laws of Brazil, which has now been determined to be Telemar Participações, S.A. (“TmarPart” ou “CorpCo”).

The Business Combination transaction, as initially considered, involved three principal steps:

•      A first step involving a share capital increase of Oi (the “Oi Capital Increase”), completed on 5 May 2014, with the issuance of common shares and preferred shares in a subscription offer totaling R$8,250 million in cash, including the proceeds resulting from the exercise of the greenshoe option, and the issuance of common shares and preferred shares to Portugal Telecom in exchange for Portugal Telecom’s transferring to Oi (i) all of Portugal Telecom’s operational assets, except for interests held directly or indirectly —through Bratel Brasil, SA (“Bratel Brasil”) and PTB2 SA (“PTB2”) - in Oi, Contax Participações, SA, and Bratel BV, and (ii) substantially all of Portugal Telecom’s liabilities at the time of transfer, which the valuation report valued at a net value (i.e. assets minus liabilities) of R$5,709.9 million. Concurrently with the Oi Capital Increase, Portugal Telecom subscribed, through its Brazilian subsidiaries, convertible debentures issued by companies within the chain of control of AG Telecom Participações SA (“AG Telecom”) and of LF Tel SA (“LF Tel”), and these companies subscribed convertible debentures of TmarPart. All of such debentures have been converted, and, as a result, PT acquired an additional stake in these companies within the chain of control of AG Telecom and LF Tel and, indirectly, in TmarPart and Oi;

•      A second step involving a Brazilian law incorporation of shares (the “Merger of Shares”), pursuant to which, subject to the approval of holders of Oi and CorpCo common shares, all Oi shares, other than those held by CorpCo, would be exchanged for CorpCo common shares, with Oi thereby becoming a wholly-owned subsidiary of CorpCo.  At the same time, CorpCo would become listed on the Novo Mercado segment of the BM&FBOVESPA, SA — Bolsa de Valores, Mercadorias e Futuros (the “BM&FBOVESPA”). Concurrently with the Merger of Shares, the control structure of CorpCo was expected to be simplified through the corporate reorganization of the various holding companies having direct and indirect shareholder interests in CorpCo, as a result of which, among other effects, PT would directly hold the Oi shares corresponding to its indirect interest in CorpCo (the “Corporate Reorganization”); and

•      A third step involving the later merger through incorporation, under Portuguese and Brazilian law, of Portugal Telecom by and into CorpCo, with the latter being the surviving company (the “Merger”), and as a result of which the shareholders of Portugal Telecom would receive a total amount of shares of CorpCo equal to the amount of shares of that company held by Portugal Telecom immediately prior to the Merger. The shares of

CorpCo, the entity resulting from the abovementioned transactions, would be listed on the Novo Mercado segment of the BM&FBOVESPA, on the NYSE Euronext Lisbon regulated market (“Euronext Lisbon”), and on the New York Stock Exchange (“NYSE”).

The transaction resulted thus from an agreement, and it was left to the management of both companies (which included certain members exercising management positions at both companies as a result of the cross-shareholdings between the companies) to implement such transactions, subject to approval by the shareholders at general meetings. With respect to PT, the first and third steps of the Business Combination were to be subject to the approval of PT’s shareholders at general meetings.

Oi Capital Increase

In the context of the Business Combination, the Oi Capital Increase has already taken place, whereby, as expected, part of the new shares issued by Oi were subscribed by Portugal Telecom through a contribution in kind corresponding to all of the shares of PT Portugal, SGPS, SA (“PT Portugal”), a company that held all the operational assets corresponding to the businesses of the companies of the Portugal Telecom group (“Portugal Telecom Group”) (with the exception of the interests held, directly or indirectly, in Oi, Contax Participações, SA, and Bratel BV) and the respective liabilities on the date of their contribution (“PT Assets”). The PT Assets were contributed based on the value set forth in a proposal of the Board of Directors of Oi to the general meeting of Oi’s shareholders, based on a valuation report issued by an independent and specialized institution - Banco Santander (Brasil) SA, engaged by Oi for that purpose — in accordance with applicable Brazilian legislation, the valuation report of which was approved at the Oi general shareholders’ meeting held on 27 March 2014. For more information regarding the valuation methods and criteria used by Banco Santander (Brasil) SA for the issuance of the valuation report, see the copy attached as Annex 1 to the proposal of the PT Board of Directors to the general shareholders’ meeting held last 27 March, and available at www.cmvm.pt.

As indicated above, given its importance, PT’s subscription to the Oi Capital Increase was subject to and approved by the shareholders of PT at a general shareholders’ meeting.

Upon completion of the Oi Capital Increase, Oi became a company with significant presence in the principal segments of the telecommunications markets in Portugal and Brazil, while at the same time holding the interests previously held by PT in Africa.

On 27 March 2104, the general meeting of Oi’s shareholders approved the aforementioned valuation report and the contribution of the PT Assets to Oi, which assets were valued at R$5,709.9 million - corresponding to Euro 1,750 million, using the conversion rate from Reais to Euros on 20 February 2014 (that is, R$3.2628 per Euro), as set forth in the previous agreements - the amount for which the general shareholders’ meeting of Portugal Telecom, also held on 27 March 2014, approved the contribution of the PT Assets in the context of the Oi Capital Increase.

The Oi Capital Increase was completed on 5 May 2014, where Portugal Telecom subscribed for 1,045,803,934 common shares and 1,720,252,731 preferred shares of Oi in exchange for the contribution of all of the shares of PT Portugal, owner of the PT Assets. As a result, Portugal Telecom currently owns, as its sole material asset, a direct and indirect interest of 39.7% of Oi’s share capital, including 39.0% of the voting share capital (excluding indirect interests through TmarPart, AG Telecom and LF Tel in Oi).

The PT Assets contributed by PT in the context of the Oi Capital Increase included a creditor position with respect to Rio Forte Investments, SA (“Rioforte”) - a company within Grupo Espírito Santo (“GES”) - corresponding to certain short-term investments subscribed for or acquired by two companies which at the time were wholly-owned subsidiaries of Portugal Telecom — namely PT Portugal and Portugal Telecom International Finance, BV (“PTIF”) — in the aggregate amount of Euro 897 million, detailed below as Rioforte Instruments .

On 15 July 2014, the Rioforte Instruments  held by the above mentioned subsidiaries in the amount of Euro 847 million matured. On 17 July 2014 the additional portion of Euro 50 million of the Rioforte Instruments also matured.

Rioforte failed to repay the amounts due under the Rioforte Investments on their respective maturity dates, and on 22 July and 24 July 2014, the additional grace periods during which the payment of the Rioforte Instruments  due on 15 July and 17 July 2014, respectively, could have been made, also lapsed without the amounts due having been paid.

Shareholder agreements

Under the agreements relating to the Business Combination as currently in effect below, if the second step of the Business Combination, which includes the Merger of Shares and the Corporate Reorganization, is not completed by 31 March 2015, the parties will no longer be bound to exercise their respective voting rights in the applicable companies in favor of approving all the steps for Corporate Reorganization and the Merger of Shares expected to occur during this second step of the Business Combination.

In this case, the shareholders’ agreements relating to TmarPart (the “TmarPart Shareholder Agreements”) entered into or amended on 25 January 2011, on 19 February 2014 and on 8 September 2014, will remain in force, with the quorum requirements provided for in the agreements to be adjusted in consideration of the percentage interests held by AG Telecom, LF Tel, BNDES Participações SA - BNDESPAR (“BNDESPAR”), Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”), Fundação Atlântico de Seguridade Social (“FATL”), Fundação Petrobras de Seguridade Social - PETROS (“PETROS”), Fundação dos Economiários Federais - FUNCEF (“FUNCEF”) and Bratel brasil S.A. (“Bratel Brasil”) on 31 March 2015, in order to ensure that the voting rights of such shareholders are equal to those on 19 February 2014, and provided they have not reduced their respective shareholder interests before 31 March 2015 through the sale of shares to third parties that are not original signatories of the Global Shareholders’ Agreement (as defined below) or their related parties.

The TmarPart Shareholder Agreements included (a) a general shareholders’ agreement, entered into by all TmarPart shareholders - AG Telecom, LF Tel, FATL, Bratel Brasil, BNDESPAR, PREVI, PETROS, and FUNCEF - as parties, and by TmarPart and Portugal Telecom, as intervening parties (“Global Shareholders’ Agreement”) and (b) a separate shareholders’ agreement entered into only among AG Telecom, LF Tel, and FATL as parties, and TmarPart as intervening party (“Control Group Shareholders’ Agreement”).

The TmarPart Shareholder Agreements provide for the following relevant rights and obligations:

(1)           Global Shareholders’ Agreement

(i)            The initial term for the Global Shareholders Agreement expires on 25 April 2048, or on the expiration date of the last to expire of the concessions or authorizations held by TmarPart or any of its subsidiaries, whichever occurs last, subject to the agreement of the parties to the Global Shareholders’ Agreement. The Global Shareholders’ Agreement may be extended for successive periods of ten years with the consent of all the parties.

(ii)           The following provisions apply to the election of members of the board of directors and the executive officers, and the voting of their shares, in TmarPart and every TmarPart subsidiary that has net operating revenues equal to or in excess of R$ 100 million, which will be referred to as the “controlled subsidiaries”:

a.             The board of directors of TmarPart will consist of eleven effective members and an equal number of alternates;

b.             AG Telecom, LF Tel, and FATL will, together, have the right to designate a majority of the members of the board of directors of TmarPart, and of each of the controlled subsidiaries;

c.             Each increment of 7% of the voting share capital of TmarPart held by a party to the Global Shareholders’ Agreement will entitle such party to designate one member of the board of directors of TmarPart and of each of the controlled subsidiaries, as well as the respective alternate;

d.             So long as Portugal Telecom holds at least 7% of the voting share capital of TmarPart, it will be entitled to designate one member of the board of directors of TmarPart and two members of the board of directors of Oi, and the respective alternates, from among the directors and executive officers of Portugal Telecom;

e.             Each increment of 7% of the voting share capital of TmarPart held by BNDESPAR, PREVI, PETROS, and FUNCEF will entitle these entities to collectively designate (a) one member of the board of directors of TmarPart and of each of the controlled subsidiaries, as well as the respective alternate; and (b) one effective member of the Oi board of directors and its respective alternate;

f.             TmarPart management will consist of four executive officers;

g.             AG Telecom, LF Tel, and FATL shall be entitled, together, to appoint the CEO of TmarPart and another member of TmarPart’s management;

h.             so long as they hold, together, at least 12% of the voting share capital of TmarPart, PREVI, PETROS, and FUNCEF will be entitled, together, to nominate a member of TmarPart management;

i.              So long as it holds at least 12% of the voting share capital of TmarPart, Portugal Telecom will be entitled to nominate a member of TmarPart management;

j.              AG Telecom, LF Tel, BNDESPAR, Bratel Brasil, FATL, PREVI, PETROS and FUNCEF will, together, elect the CEO for each of the controlled subsidiaries pursuant to the rules established in the Global Shareholders’ Agreement;

k.             BNDESPAR, PREVI, PETROS, and FUNCEF have the right, together, to designate a member of TmarPart’s fiscal board, and one for each of the controlled subsidiaries; and

l.              AG Telecom, LF Tel, BNDESPAR, Bratel Brasil, FATL, PREVI, FUNCEF, and PETROS will hold pre-meetings prior to shareholders’ and board of directors’ meetings of TmarPart and the controlled subsidiaries, and will exercise their voting rights in TmarPart and the controlled subsidiaries, and instruct their representatives on these boards of directors to vote in accordance with the decisions made at the pre-

meetings. Such parties will not be entitled to exercise their voting rights, including for the interests held directly in Oi and in the other controlled subsidiaries, against matters already approved at a pre-meeting held pursuant to the Global Shareholders’ Agreement.

(iii)          Under the Global Shareholders’ Agreement, each of the parties agreed:

a.             Not to enter into other shareholders’ agreements with respect to TmarPart shares, other than (i) the Global Shareholders’ Agreement, (ii) the Control Group Shareholders’ Agreement, (iii) the shareholders’ agreements entered into among Bratel Brasil, Andrade Gutierrez SA (“AGSA”) and Jereissati Telecom SA (“Jereissati Telecom”), and (iv) the shareholders’ agreement entered into among BNDESPAR, PREVI, FUNCEF and PETROS;

b.             Not to amend the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement, the shareholder agreements entered into among Bratel Brasil, AGSA and Jereissati Telecom, and the shareholders’ agreement entered into among BNDESPAR, PREVI, FUNCEF and PETROS, without the consent of all the parties to the Global Shareholders’ Agreement;

c.             Not to grant any encumbrances on the shares held in TmarPart, with the exception of a pledge or security, according to Global Shareholders’ Agreement;

d.             To grant certain pre-emptive rights and tag-along rights to the other parties to the Global Shareholders’ Agreement in relation to any transfer of shares held in TmarPart and to any transfer of shares representing the control of TmarPart, respectively;

e.             That the other parties to the Global Shareholders’ Agreement have the right to sell, and Portugal Telecom (via Bratel Brasil) has the obligation to buy, up to all of the other parties’ shares of TmarPart, in the event that Bratel Brasil acquires control of TmarPart;

f.             To offer its shares of TmarPart to the other parties to the Global Shareholders’ Agreement in the event of a transfer of control of such party; and

g.             That the other shareholders have the right to acquire all TmarPart shares held by Bratel Brasil in the event of a change in the control of PT.

(2)           Control Group Shareholders’ Agreement

(i)            The initial term of the Control Group Shareholders’ Agreement expires on 25 April 2048 and can be extended for successive ten-year terms with the consent of all the parties.

(ii)           Under the Control Group Shareholders’ Agreement, each of the parties agreed:

a.             To hold pre-meetings between themselves prior to the pre meetings to be held pursuant to the Global Shareholders’ Agreement and to vote their TmarPart shares in accordance with the decisions made at such pre-meetings;

b.             That any TmarPart common shares sold by a party to the Control Group Shareholders’ Agreement to any other party to this agreement will remain subject to the terms of this agreement; and

c.             If one of the parties to the Control Group Shareholders’ Agreement sells all or part of its common shares of TmarPart to any other party or a third party, the purchaser(s) and the seller, as applicable, will be considered one voting block for the purposes of exercising voting rights under the Control Group Shareholders’ Agreement (even if the purchaser(s) is/are already a party to the agreement), and such voting block will hold pre-meetings to the pre-meetings of the parties to the Control Group Shareholders’ Agreement.

 In addition to the TmarPart Shareholders’ Agreements, if the second step of the Business Combination between Portugal Telecom and Oi, which includes the Merger of Shares and the Corporate Reorganization, is not completed by 31 March 2015, the shareholder agreements entered into among Bratel Brasil, AGSA and Jereissati Telecom, which include the following shareholder agreements entered into by such parties on 25 January 2011 and amended on 19 February 2014 and 8 September 2014, will remain in force: (i) the shareholders’ agreement entered into between Jereissati Telecom and Bratel Brasil in relation to EDSP75 Participações (“EDSP”), with EDSP, LF Tel,  AGSA, Pasa Participações (“PASA”), Andrade Gutierrez Telecomunicações Ltda. (which later merged with and into AGSA), AG Telecom, Portugal Telecom,  Sayed RJ Participações S.A. (“Sayed”), Venus RJ Participações S.A. (“Venus”) and PTB2 S.A. (“PTB2”) as intervening parties (the “EDSP Shareholders’ Agreement”), and (ii) the shareholders’ agreement entered into between AGSA and Bratel Brasil in relation to PASA, with PASA, AG Telecom,  Jereissati Telecom, ESDP, LF Tel, Portugal Telecom, Sayed, Venus and PTB2 as intervening parties (the “PASA Shareholders’ Agreement”). The initial terms of these shareholder agreements also expire on 25 April 2048 but can be extended for successive ten-year periods with the consent of all the parties thereto.

These EDSP and PASA shareholder agreements are intended to coordinate PASA and EDSP’s corporate governance and to simplify the decision-making process among Jereissati Telecom, AGSA and Portugal Telecom as shareholders of TmarPart. Under these shareholders’ agreements, among other things:

•      Pre-meetings are to be held between the shareholders to decide in advance the matters to be analyzed during pre-meetings to be held under the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement;

•      The approval of certain issues is subject to a qualified majority vote of the shareholders, including:

•      Approval of, and amendments to, the annual budget and annual investment plans of PASA, EDSP, AG Telecom, and LF Tel, which are subject to a qualified majority of 83% of the votes;

•      The entering by PASA, EDSP, AG Telecom, or LF Tel, into any loans or financing agreements in excess of R$50 million, or the entering of any agreement imposing a pecuniary obligation on PASA, EDSP, AG Telecom, or LF Tel in excess of R$50 million, or the granting of any guarantees by PASA, EDSP, AG Telecom, or LF Tel on behalf of third parties obligations in excess of R$50 million, which are subject to a qualified majority of 90% of votes; and

•      Any amendments to the Global Shareholders’ Agreement or the issuance of preferred shares by PASA, AG Telecom, or LF Tel, the approval of any decision subject to a qualified majority under the scope Global Shareholders’ Agreement (defined as a “material decision” according to the PASA Shareholders’ Agreement and the EDSP Shareholders’ Agreement), among other issues, which are subject to a unanimous vote of the shareholders.

•      Rights of first offer are granted to the shareholders with respect to the transfer of shares issued by PASA and EDSP;

•      Tag-along rights are granted in favor of Portugal Telecom, in the event of the sale of PASA and EDSP shares by AGSA or Jereissati Telecom, as applicable; and

•      A general restriction on the sale of shares issued by PASA and EDSP by AGSA or Jereissati Telecom, as applicable, to competitors of Portugal Telecom.

If the Business Combination is not completed by 31 March 2015, any of the shareholders party to the PASA Shareholders’ Agreement or the EDSP Shareholders’ Agreement may send a notification of non-occurrence of the reorganization and require the adoption of the necessary measures in order for Bratel Brasil, PTB2, AGSA and Jereissati Telecom to receive shares of capital stock of Oi held by AG Telecom and LF Tel, in proportion to their respective direct and indirect capital interests in those entities.

The implementation of the second step of the Business Combination, which includes the Corporate Reorganization and the Merger of Shares, requires a further pre-meeting of the shareholders of CorpCo to approve the valuation reports required for the implementation of such transactions, among other matters.

Final agreement on the terms to proceed with the Business Combination

On 28 July 2014, PT SGPS and Oi S.A. announced that they had reached an agreement on the final terms of the key contracts following the Memorandum of Understanding (“MOU”) announced on 16 July 2014. The main terms of these contracts established that:

•      PT SGPS would be exchange (“Exchange”) with Oi the treasury applications in Rio Forte Investments SA (“Rioforte debt”), amounting to Euro 897 million, for 474,348,720 Oi ON shares plus 948,697,440 Oi PN shares (the “Oi Call Shares”);

•      PT SGPS would be granted a non-transferrable American-type call (“Call”) to repurchase the Oi Call Shares (strike prices of R$2.0104 ON and R$1.8529 PN), which would be adjusted by the Brazilian CDI rate plus 1.5% per year;

•      The Call on the Oi Call Shares would become effective on the date of the Exchange, will have a 6-year maturity, and the Oi Call Shares that PT SGPS has the right to call would be reduced by 10% at the end of the first year and by 18% per year thereafter;

•      Any proceeds received as a result of a monetization of the Call through the issuance of derivatives or back to back instruments must be used to exercise the Call;

•      PT SGPS could only acquire Oi or CorpCo shares through the exercise of the Call;

•      The Call would be cancelled if (i) PT SGPS’s bylaws would be voluntarily amended to remove the 10% voting limitation, (ii) PT SGPS act as a competitor to Oi, or (iii) PT SGPS breach certain obligations under the definitive documentation, and

•      The contracts would be executed as soon as all corporate approvals had been obtained and the Exchange should be subject to the approval of Comissão de Valores Mobiliários in Brazil and should be executed before or on 31 March 2015.

The terms of the agreements also included an agreed alternative to the incorporation of PT SGPS into CorpCo as previously announced, aimed at achieving the following objectives:

•      Allow for the merger of Oi and CorpCo and migration to the Novo Mercado to be implemented as soon as possible, with the listing of CorpCo on BM&F Bovespa, Euronext Lisboa and NYSE;

•      Subject to approval by the Board of Directors and at a General Shareholders Meeting, to be specifically convened for such purpose, PT SGPS shareholders will receive all shares of CorpCo held by PT SGPS, corresponding to the ownership interest in CorpCo of 25.6%, adjusted for the treasury shares resulting from the execution of the Exchange and prior to any exercise of the Call, and

•      PT SGPS to remain listed with the Rioforte Instruments and the Call as its only material assets.

The terms of the agreements, as described above, were approved on 8 September 2014 at the General Shareholders Meeting of PT SGPS, and the definitive agreements were concluded on the same day. However, the Exchange is still subject to the approval of Comissão de Valores Mobiliários in Brazil. Such approval should be granted until 31 March 2015.

Subsequent events

•      On 9 November 2014, Terra Peregrin - Participações SGPS, S.A. published a preliminary announcement for the launch of a public takeover bid for the acquisition of the total ordinary and category A shares, representative of the whole share capital and voting rights of Portugal Telecom (including the shares corresponding to the share capital of Portugal Telecom which are underlying to the ADRs). The offeror’s voting rights are entirely attributable to Mrs. Isabel dos Santos and/or one or more companies (with registered offices in Portugal or abroad) in a control or group relationship with the offeror and/or with Mrs. Isabel dos Santos.

The offer is general and voluntary and the consideration offered, to be paid in cash, is of €1.35 per share, which represents a premium of circa 11% in relation to the last closing price of the shares of Portugal Telecom on 7 November 2014 (€1.217). The effectiveness of the offer is subject to the acquisition of, at least, 50.01% of the voting rights corresponding to the share capital of Portugal Telecom.

According to the preliminary announcement, the launch of the offer is subject to:

1.     Obtaining the prior registration of the offer with the Portuguese Securities Market Commission (“CMVM”);

2.     The declaration by CMVM of the derogation of the duty to launch the subsequent takeover bid, as a result of the acquisition of shares of Portugal Telecom in the context of this offer;

3.     Obtaining the legal and administrative approvals and authorisations that may be required under Portuguese law and/or any applicable foreign legislation, notably from the competent competition authorities in Portugal, Brazil and/or the European Union (however, the offeror understands that its offer does not entail any competition issues on any jurisdiction);

4.     Obtaining the authorisation of the shareholders’ general meeting of Portugal Telecom (even if conditional upon the success of the offer) for the offeror to acquire a shareholding greater than 10% of the shares representing the share capital of Portugal Telecom, without the establishment of any other limit or condition;

5.     The amendment of the articles of association of Portugal Telecom (even if conditional upon the success of the offer or even if only applicable to the offeror or entities in the position of the offeror) so that there is no limit on the counting of votes issued by a single shareholder, by itself or through a representative, in its own name or as the representative of another shareholder;

6.     The adoption of resolutions by the competent body or bodies of Portugal Telecom and/or of Oi and/or of other companies involved in the Business Combination, aimed at the immediate suspension (up to the 30th day following the physical and financial settlement of the offer) of the process of the Business Combination;

7.     The elimination or non-enshrinement (as applicable) of limits in the articles of association on the counting of votes issued by a single shareholder, by itself or through a representative, in its own name or as representative of another, regardless of the shareholding that each shareholder holds in CorpCo and/or Oi (even if conditional upon the success of the offer or even if only applicable to Portugal Telecom and to the offeror or entities in the position of the offeror);

8.     The change of the terms of the Call Option agreed with Oi (even if conditional upon the success of the offer) so to (i) eliminate the obligation imposed on Portugal Telecom to only be able to acquire shares of Oi or of CorpCo by exercising the Call Option and (ii) not to grant Oi with the option to cancel or extinguish the Call Option in case of (a) amendment of the articles of association of Portugal Telecom as referred to in paragraph 5 above, and (b) direct or indirect carrying on by Portugal Telecom of activities that compete with those carried on by Oi and of the entities it controls in the countries in which they operate;

9.     The modification (even if conditional upon the success of the offer) of any instruments that establish negative consequences in the event of a change of control of Portugal Telecom;

10.  The adoption of resolutions by the competent body or bodies of Portugal Telecom, and/or of Oi, and/or of CorpCo, and/or of companies that are their controlling shareholders, and/or of other companies involved in processes, whether or not they have been announced, to divest or encumber relevant assets, that approve the interruption or the non-pursuit, in any form, of said processes, or the rejection of any proposals presented in this context.

In addition, the preliminary announcement mentions several assumptions on which the offer is based.

On 10 November, Oi published an announcement in which it stated that the conditions for the launch of the offer whose adoption would imply the change of the terms of the Business Combination, recently renegotiated by Portugal Telecom and Oi — notably, the conditions mentioned in paragraphs 6, 7, 8 and 9 above — were unacceptable. Oi also mentioned that it would not proceed to any change of the corporate acts, definitive agreements and other instruments executed in order to meet any of the conditions for the launch of the offer.

Further to Oi’s announcement, on 17 November 2014, Terra Peregrin - Participações SGPS, S.A. issued an announcement in which it stated its willingness to waive certain conditions previously established for the launch of the offer over Portugal Telecom’s shares:

a.     Firstly, the offeror stated it was willing to waive the condition mentioned in paragraph 6 above. However, the offeror added a new assumption of the offer, consisting on the non-conclusion of the process of the Business Combination before the 15th day prior to the physical and financial settlement of the offer.

b.     In addition, the offeror stated it was willing to waive the condition mentioned in paragraph 7 above.

c.     Thirdly, the offeror stated it was willing to waive the condition mentioned in paragraph 8 above. Within this context, the offeror stated it would amend this condition so that it would consist on the change (even if conditional upon the success of the offer) of the instruments which grant Oi with the option to cancel or extinguish the Call Option in case the situations mentioned in (a) and (b) of paragraph 8 above occur, in such a way that the Call Option would only be granted to Portugal Telecom’s shareholders who do not sell their shares in the offer, i.e., in such a way that the offeror does not benefit from the Call Option.

d.     Finally, the offeror stated it was willing to waive the conditions mentioned in paragraphs 9 and 10 above. However, the offeror added a new assumption of the offer, consisting on the inexistence of (i) any instruments that establish negative consequences in the event of a change of control of Portugal Telecom, and (ii) resolutions to divest or encumber relevant assets by the competent body or bodies of Portugal Telecom, and/or of Oi, and/or of CorpCo, and/or of companies that are their controlling shareholders, and/or of other companies involved in processes, whether or not they have been announced, to divest or encumber relevant assets.

On the same date, the CMVM issued an announcement on the change of the conditions by the offeror and stated that (i) the offeror had announced its willingness to waive or amend certain conditions included in the preliminary announcement for the launch of the offer, and that any definitive decision should be formalised through an alteration of the conditions established in said preliminary announcement and be included in the request for registration to be presented to the CMVM until 1 December 2014; and (ii) since the consideration mentioned in the preliminary announcement does not comply with the weighted average price in the six-month period prior to the preliminary announcement, the CMVM would evaluate, at the time of the registration of the offer, the justification and equity of the consideration proposed, to be duly explained by the offeror in its request for the registration of the offer, and then decide whether the offer should be deemed as derogating the duty to launch the subsequent takeover bid as a result of the acquisition of more than 50% of the voting rights of Portugal Telecom.

Under article 181 of the Portuguese Securities Code, the Board of Directors will issue a statement within 8 days counting from the reception of the draft of the prospectus and of the offer announcement that shall be delivered by the offeror until 1 December 2014.

•                  In November 2014, Africatel GmbH and Portugal Telecom were informed that Samba Luxco S.à.r.L. (“Samba”), holder of a 25% interest in Africatel Holdings B.V., had initiated an arbitration proceeding against Africatel GmbH (a former subsidiary of Portugal Telecom now owned by Oi S.A.) and Portugal Telecom in the Court of Arbitration of the International Chamber of Commerce relating to its purported put right to sell a interest in Africatel Holdings B.V., which Samba believes was triggered by the transfer of the shares of Africatel GmbH to Oi S.A. in the share capital increase of Oi in May 2014, among other claims. Both Africatel GmbH and Portugal Telecom intend to vigorously defend this proceeding.

Under the Subscription Agreement entered into by Portugal Telecom and Oi S.A. in connection with the Oi S.A. share capital increase, Oi S.A. agreed to succeed to Portugal Telecom in any right or obligation contracted by it, as long as the agreements generating that right or obligation have been indicated in the documents for the global offering that formed part of the Oi share capital increase.  The prospectus for the Oi S.A. share capital increase disclosed, among other things, that Samba had asserted that the business combination between Portugal Telecom and Oi S.A. triggered certain rights under the Africatel shareholders’ agreement, including a put right in respect of Samba’s interest in Africatel Holdings B.V.

•                  On 8 October 2014, some shareholders of the Company brought a civil lawsuit before the District Court of Lisbon (Tribunal Judicial da Comarca de Lisboa) seeking a declaration of invalidity and/or the nullification of a shareholders resolution that was approved at the General Meeting of Shareholders held on 8 September 2014, on the grounds of alleged impediment to vote of certain shareholders of the Company, violation of the purpose or object of the Company and abusive vote. The Company was summoned in order to present its statement defense on 13 October 2014 and submitted it on 12 November 2014.

In addition, on 19 September 2014, a shareholder holding 500 shares of the Company has initiated an injunction proceedings before the District Court of Lisbon (Tribunal Judicial da Comarca de Lisboa) in order to suspend the shareholders resolution that was approved at the General Meeting of Shareholders held on 8 September 2014. Although the claimant lacks legal standing for the required purpose — to the extent that such proceedings could only be initiated by shareholders who, alone or jointly, hold shares corresponding to at least 0.5% of the share capital -, the Court ordered the Company to be summoned in order to present its statement of opposition, which occurred last 5 November 2014. The Company submitted its statement of opposition on 17 November 2014 and now waits for a Court decision on the granting of the protective order.

•                  On 18 November 2014, at Oi’s Extraordinary General Meeting, shareholders approved a reverse stock split of all the ordinary and preferred shares issued by Oi at a ratio of 10: 1, such that each lot of ten shares of each class was grouped into a single share of the same class, with a related amendment to Article 5 of Oi’s bylaws.

As a result of the reverse stock split, the current 2,861,553,190 ordinary shares and 5,723,166,910 preferred shares now represent 286,155,319 ordinary shares and 572,316,691 preferred shares,

respectively, with the resulting amendment of Article 5 of Oi’s bylaws. Similarly, at the Extraordinary General Meeting held on 18 November 2014, Oi’s shareholders also approved the amendment of the first paragraph of Article 5 of Oi’s bylaws to reflect the changes in share capital and number of shares of Oi approved by the Board, such that the share capital is represented by 858,472,010 shares, comprised of 286,155,319 ordinary shares and 572,316,691 preferred shares, without par value.

The reverse stock split proposal was aimed at reducing the volatility of Oi’s shares resulting from the reduced share price in the market, in order to protect Oi and its shareholders from percentage fluctuations resulting from small changes in the share price and, at the same time, to prevent shareholders, especially foreign investment funds, from being precluded from investing in Oi shares because of its share price. In addition, the reverse stock split was aimed at meeting the requirements of NYSE Listing Rules, which require, among other things, that the average closing price of the shares of listed companies remain equal to or greater than USD1 per share during any consecutive period of 30 trading days.

Consolidated financial statements

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

NINE AND THREE MONTH PERIODS ENDED 30 SEPTEMBER 2014 AND 2013

Euro

	Notes	9M14	9M13 Restated	3Q14	3Q13 Restated
CONTINUING OPERATIONS

COSTS, LOSSES AND (INCOME)
Wages and salaries	5	8,058,183	8,935,163	1,534,927	2,939,738
Commercial costs		29,763	24,324	25,000	5,864
Supplies, external services and other expenses	6	21,328,488	2,447,248	16,926,051	637,718
Indirect taxes	7	5,620,927	1,075,181	3,858,481	253,688
Provisions and adjustments		276,792	(797,542)	203,292	1,050
Depreciation and amortisation		85,733	179,828	21,234	53,602
Losses (gains) on disposal of fixed assets, net		31,690	(18,281)	—	—
Net other losses (gains)	8	(922,169)	(125,993,199)	68	5,822
		34,509,407	(114,147,278)	22,569,053	3,897,482
Income (loss) before financial results and taxes		(34,509,407)	114,147,278	(22,569,053)	(3,897,482)

FINANCIAL LOSSES AND (GAINS)
Net interest income	9	(10,842,355)	(12,499,249)	(384,394)	(4,391,467)
Net foreign currency exchange losses (gains)		87,050	241,073	(224,351)	4,290,429
Net losses on financial assets and other investments	16	337,677,151	1,199,426	266,299,279	1,152,021
Equity in losses of joint ventures	17	38,027,775	68,400,567	—	8,900,064
Net other financial expenses	10	19,483,539	22,402,707	932,782	6,907,464
		384,433,160	79,744,524	266,623,316	16,858,511
Income (loss) before taxes		(418,942,567)	34,402,754	(289,192,369)	(20,755,993)
Income taxes	11	(10,107,250)	14,150,951	(5,634,976)	9,816,156
Net income (loss) from continuing operations		(408,835,317)	20,251,804	(283,557,393)	(30,572,148)

DISCONTINUED OPERATIONS
Net income from discontinued operations	12	484,071,230	328,274,093	—	68,846,054
NET INCOME		75,235,913	348,525,897	(283,557,393)	38,273,906
Attributable to non-controlling interests		13,554,384	43,480,984	—	17,230,538
Attributable to equity holders of the parent	13	61,681,529	305,044,913	(283,557,393)	21,043,368

Earnings per share from continuing operations
Basic	13	(0.49)	(0.03)	(0.32)	(0.06)
Diluted	13	(0.49)	(0.03)	(0.32)	(0.06)
Earnings per share
Basic	13	0.07	0.36	(0.32)	0.02
Diluted	13	0.07	0.35	(0.32)	0.02

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

NINE AND THREE MONTH PERIODS ENDED 30 SEPTEMBER 2014 AND 2013

Euro

	Notes	9M14	9M13 Restated	3Q14	3Q13 Restated
Net income recognised in the income statement		75,235,913	348,525,897	(283,557,393)	38,273,906

Income (expenses) recognised directly in shareholders’ equity
Items that may be reclassified subsequently to the income statement
Foreign currency translation adjustments
Translation of foreign investments (i)		158,750,163	(402,188,450)	(54,239,816)	(185,153,726)
Transfers to income statement		(3,784,493)	(3,129,234)	—	—
Hedge accounting of financial instruments
Change in fair value		—	2,488,621	—	1,510,618
Tax effect		—	(622,155)	—	(377,654)
Share in other comprehensive income (loss) of joint ventures		7,183,894	(3,323,254)	—	988,002
Items that will not be reclassified to the income statement
Post retirement benefits
Net actuarial gains (losses)	19	28,349,892	(13,539,460)	—	11,319,867
Tax effect		(6,520,475)	3,384,865	—	(2,818,652)
Other gains (expenses) recognised directly in shareholders’ equity, net		(9,015,825)	(24,577,839)	(275,553)	(10,112,611)
Total earnings and reserves recognised directly in shareholders’ equity		174,963,156	(441,506,906)	(54,515,369)	(184,644,156)
Total comprehensive income		250,199,069	(92,981,009)	(338,072,762)	(146,370,250)
Attributable to non-controlling interests		12,336,053	22,751,296	—	8,511,521
Attributable to equity holders of the parent		237,863,016	(115,732,305)	(338,072,762)	(154,881,771)

(i) Gains recorded in 2014 and losses recorded in 2013 relate mainly to the impact of, respectively, the appreciation and depreciation of the Brazilian Real against the Euro on the investments in Brazil.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 SEPTEMBER 2014 AND 31 DECEMBER 2013

	Notes	30 Sep 2014	31 Dec 2013
ASSETS
Current Assets
Cash and cash equivalents	22.f	105,591,478	1,658,950,514
Short-term investments	15	—	914,128,757
Accounts receivable - trade		—	762,936,473
Accounts receivable - other		22,565	406,451,496
Inventories		—	85,872,948
Taxes receivable		6,373,738	70,932,459
Prepaid expenses		63,599	65,244,104
Other current assets		—	3,985,415
Non-current assets held for sale		—	4,653,741
Non-current assets held for distribution to owners	16	1,910,836,660	—
Total current assets		2,022,888,040	3,973,155,907
Non-Current Assets
Accounts receivable - trade		—	204,316
Accounts receivable - other		—	1,080,306
Taxes receivable		3,440	24,739
Investments in joint ventures	17	—	2,408,246,860
Investments in associated companies		—	511,316,161
Other investments		6,235	22,243,652
Goodwill	18	—	380,616,265
Intangible assets	18	—	717,703,676
Tangible assets	18	167,788	3,438,479,384
Post retirement benefits	19	—	1,834,000
Deferred taxes	11	1,429,622	564,894,918
Other non-current assets		—	594,998
Total non-current assets		1,607,085	8,047,239,275
Total assets		2,024,495,125	12,020,395,182
LIABILITIES
Current Liabilities
Short-term debt	20	58,530	1,491,976,460
Accounts payable		5,931,530	568,270,540
Accrued expenses		35,182,974	534,656,119
Deferred income		—	246,784,244
Taxes payable		453,988	80,107,942
Provisions	21	27,049,691	88,789,844
Other current liabilities		856,550	13,980,981
Total current liabilities		69,533,263	3,024,566,130
Non-Current Liabilities
Medium and long-term debt	20	60,014	5,879,161,433
Accounts payable		—	19,470,144
Taxes payable		39,864	—
Provisions	21	—	2,271,075
Post retirement benefits	19	—	960,880,069
Deferred taxes	11	1,740,804	243,824,693
Other non-current liabilities		—	23,406,523
Total non-current liabilities		1,840,682	7,129,013,937
Total liabilities		71,373,945	10,153,580,067
SHAREHOLDERS’ EQUITY
Share capital		26,895,375	26,895,375
Treasury shares		(178,071,827)	(337,520,916)
Legal reserve		6,773,139	6,773,139
Reserve for treasury shares		185,042,147	6,970,320
Other reserves and accumulated earnings		1,912,482,346	1,938,201,459
Equity excluding non-controlling interests		1,953,121,180	1,641,319,377
Non-controlling interests		—	225,495,738
Total equity		1,953,121,180	1,866,815,115
Total liabilities and shareholders’ equity		2,024,495,125	12,020,395,182

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

NINE MONTH PERIODS ENDED 30 SEPTEMBER 2013 AND 2014

Euro

					Other reserves and	Equity excluding non-	Non-
	Share	Treasury	Legal	Reserve for	accumulated	controlling	controlling	Total
	capital	shares	reserve	treasury shares	earnings	interests	interests	equity
Balance as at 31 December 2012	26,895,375	(337,520,916)	6,773,139	6,970,320	2,601,464,676	2,304,582,594	232,674,346	2,537,256,940
Dividends (Note 14)	—	—	—	—	(277,884,293)	(277,884,293)	(21,856,960)	(299,741,253)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	(792,784)	(792,784)
Corporate reestructuring at Contax	—	—	—	—	13,260,000	13,260,000	—	13,260,000
Income (expenses) recognized directly in equity	—	—	—	—	(420,777,218)	(420,777,218)	(20,729,688)	(441,506,906)
Income recognized in the income statement (restated)	—	—	—	—	305,044,913	305,044,913	43,480,984	348,525,897
Balance as at 30 September 2013	26,895,375	(337,520,916)	6,773,139	6,970,320	2,221,108,078	1,924,225,996	232,775,898	2,157,001,894

Euro

					Other reserves and	Equity excluding non-	Non-
	Share	Treasury	Legal	Reserve for	accumulated	controlling	controlling	Total
	capital	shares	reserve	treasury shares	earnings	interests	interests	equity
Balance as at 31 December 2013	26,895,375	(337,520,916)	6,773,139	6,970,320	1,938,201,459	1,641,319,377	225,495,738	1,866,815,115
Dividends (Note 14)	—	—	—	—	(85,510,302)	(85,510,302)	(101,991)	(85,612,293)
Acquisitions, disposals and share capital increases/decreases (Note 1)	—	—	—	—	—	—	(237,729,800)	(237,729,800)
Treasury shares relating to the Company’s share in Oi’s 10% interest in Portugal Telecom (Note 1)	—	159,449,089	—	—	—	159,449,089	—	159,449,089
Physical exercise of equity swaps over own shares (Note 20)		—		178,071,827	(178,071,827)	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	176,181,487	176,181,487	(1,218,331)	174,963,156
Income recognized in the income statement	—	—	—	—	61,681,529	61,681,529	13,554,384	75,235,913
Balance as at 30 September 2014	26,895,375	(178,071,827)	6,773,139	185,042,147	1,912,482,346	1,953,121,180	—	1,953,121,180

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

NINE MONTH PERIODS ENDED 30 SEPTEMBER 2014 AND 2013

Euro

	Notes	9M14	9M13 Restated
OPERATING ACTIVITIES
Payments to suppliers		(10,091,047)	(3,320,191)
Payments to employees		(15,561,199)	(6,488,541)
Payments relating to income taxes		(13,363,846)	(4,300,163)
Other cash receips (payments), net		1,724,758	(277,217)
Cash flows from operating activities from continuing operations (1)		(37,291,334)	(14,386,112)

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	22.a	215,085,554	941,724
Financial investments		—	85,965
Tangible and intangible assets		967,959	13,651
Interest and related income		14,568,229	14,435,510
Dividends	22.b	—	55,711,833
		230,621,742	71,188,683
Payments resulting from:
Short-term financial applications	22.a	(27,070,616)	(46,935,051)
Financial investments	22.c	(1,554,545,455)	—
Tangible and intangible assets		(54,702)	—
Other investing activities	8	—	(16,000,000)
		(1,581,670,773)	(62,935,051)
Cash flows from investing activities related to continuing operations (2)		(1,351,049,031)	8,253,632

FINANCING ACTIVITIES
Payments resulting from:
Loans repaid	22.d	(73,246,846)	—
Interest and related expenses		(2,511,097)	—
Dividends	14	(87,587,250)	(284,658,563)
Cash flows from financing activities related to continuing operations (3)		(163,345,193)	(284,658,563)

Cash and cash equivalents at the beginning of the period		1,658,950,514	1,988,797,138
Change in cash and cash equivalents from continuing operations (4)=(1)+(2)+(3)		(1,551,685,558)	(290,791,043)
Change in cash and cash equivalents from discontinued operations	22.e	371,576,861	(25,618,421)
Effect of exchange differences		7,747,343	(29,380,655)
Cash and cash equivalents of discontinued operations as of 5 May 2014	1	(380,997,683)	—
Cash and cash equivalents at the end of the period	22.f	105,591,478	1,643,007,019

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements

As at 30 September 2014

(Amounts expressed in Euros, except where otherwise stated)

1.                  Introduction

On 5 May 2014, Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or “Company”) subscribed for 1,045,803,934 common shares and 1,720,252,731 preferred shares issued by Oi, S.A. (“Oi”) through the contribution of the PT Assets defined as its 100% interest in PT Portugal, SGPS, S.A., which as of that date included all operational businesses of Portugal Telecom Group except for the subsidiaries Bratel BV, Bratel Brasil, S.A., PTB2, S.A. and Marnaz, S.A. and the investments in Oi, Contax and its controlling shareholders. As a result of the contribution to the Oi share capital increase:

•                  Portugal Telecom increased its effective interest in Oi from 23.2%, previously held through Bratel Brasil, to an economic interest of 39.7%, held through a total direct interest of 35.8% (32.8% in Portugal Telecom and 3.0% in Bratel Brasil) and an indirect interest of 3.9% held through the controlling shareholders of Oi;

•                  Portugal Telecom currently holds only the above mentioned investment in Oi, interests in controlling shareholders of Oi (which primarily hold only shares of Oi) and 100% of the holding companies Bratel BV, Bratel Brasil, PTB2 and Marnaz.

Up to 5 May 2014, Portugal Telecom and its subsidiaries and joint ventures were engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries in Africa and Asia.

Oi Share Capital Increase

On 1 October 2013, Portugal Telecom, Oi S.A., AG Telecom Participações S.A. (“AG”), LF Tel S.A. (“LF”), Bratel Brasil S.A. (“Bratel”), Pasa Participações S.A. (“Pasa”), EDSP 75 Participações S.A. (“EDSP75”) (which together with Telemar Participações S.A. (“Tpart”) are defined as “Oi Holding Companies”), Banco Espírito Santo (“BES”) and Nivalis Holding B.V. (“Ongoing”) signed a memorandum of understanding setting out the basis for a proposed merger of Portugal Telecom, Oi and the Oi Holding Companies (the “Business Combination”) into a single Brazilian incorporated listed entity (“CorpCo” or “Telemar Participações”).

On 19 February 2014, Portugal Telecom and Oi signed the definitive agreements relating to the combination of their businesses. These agreements govern the steps necessary to implement the Business Combination, which include the following primary transactions, some of which were already completed and others are expected to be completed in 2015:

•                  On 5 May 2014, Oi realised a share capital increase under which it issued a total of 2,142,279,524 ordinary shares at the price of R$2.17 per share and of 4,284,559,049 preferred shares at the price of R$2.00 per share and, on the same date, pursuant to article 24 of CVM Instruction No. 400, Banco BTG Pactual S.A. (“Banco Pactual”), in its role as Stabilizing Agent for the Public Offering, partially exercised its option to place an additional 120,265,046 common shares and 240,530,092 preferred shares issued by Oi; the total proceeds from this share capital increase, including the option exercised by Banco Pactual, amounted to R$13,960 million, composed of (1) R$5,710 million (Euro 1,750 million based on the exchange rate as of 21 February 2014) in assets contributed by Portugal Telecom, corresponding to the valuation of PT Assets (as defined below) carried out by Banco Santander (Brasil), S.A., as a result of which Portugal Telecom subscribed for 1,045,803,934 common shares and 1,720,252,731 preferred shares issued by Oi, and (2) R$8,250 million in cash proceeds obtained from other investors, which subscribed for the remainder 1,216,740,636 ordinary shares and 2,804,836,410 preferred shares issued by Oi; the participation of Portugal Telecom in the Oi capital increase, through the contribution of assets representing all of the operating assets held directly or indirectly by the Portugal Telecom Group and the related liabilities with the exception of the shares of Oi, the shares of Contax Participações S.A. and the shares of Bratel B.V. (“PT Assets”), for the amount of Brazilian R$5,710 million (Euro 1,750 million), was approved by a majority of 99.87% of the votes present at a General Meeting of Portugal Telecom’s shareholders held on 27 March 2014.

•                  On 5 May 2014, Portugal Telecom, through its wholly-owned subsidiaries Bratel Brasil and PTB2, subscribed R$4,788 million (Euro 1,555 million based on the exchange rate of 5 May 2014) of debentures convertible into shares of certain holding companies that directly or indirectly control AG and LF, the proceeds of which were ultimately used by AG and LF to repay its indebtness and to subscribe convertible debentures to be issued by Telemar Participações, which in turn also used those proceeds to repay its own indebtness; also on 5 May 2014, Portugal Telecom exchanged its interests in CTX Participações and Contax for additional interests in the holding entities that directly or indirectly controlled AG and LF, which at that time held only shares of Oi and Telemar Participações; as a result of these transactions, Portugal Telecom increased its economic interests in AG and LF from 35% to 85.1% and in Telemar Participações from 25.6% to 68.4%, and obtained an additional 2.4% interest in Oi.

•                  Subject to the approvals of the holders of voting shares of Oi and Telemar Participações, Oi shares not owned by Telemar Participações will be exchanged for Telemar Participações common shares and Oi will become a wholly-owned subsidiary of Telemar Participações.

In connection with the Oi share capital increase referred to above,  Portugal Telecom Group has undertaken an internal restruturing with the purpose of concentrating all operating assets and related liabilities, except for the investments in Oi and Contax under PT Portugal (“PT Assets”), a wholly-owned subsidiary of Portugal Telecom. This was an internal reorganization of entities under common control and, as such, no gains or losses were recorded in the consolidated financial statements of Portugal Telecom. Prior to the Oi share capital increase the following main corporate transactions were realized under this internal restruturing:

•                  On 31 March 2014, Portugal Telecom disposed to PT Portugal, for total amounts of Euro 1.5 million and Euro 4.7 million, the 100% interests in PT Centro Corporativo and Portugal Telecom Investimentos, respectively.

•                  On 30 April 2014, PT Móveis, SGPS, S.A. (“PT Móveis”) an indirect wholly-owned subsidiary of PT Portugal, subscribed a share capital increase of Bratel BV in an amount of approximately Euro 1,303 million, the proceeds of which, together with cash on hand of Bratel Brasil, were used, after the acquisition of Bratel BV, to subscribe R$4,788 million (Euro 1,555 million) of debentures convertible into shares of certain controlling entities of AG and LF, as referred to above.

•                  On 2 May 2014, PT Móveis disposed to Portugal Telecom, for a total amount of Euro 4,195 million, its 100% interest in Bratel BV, the company that  holds indirectly through Bratel Brasil the investment in Oi, as this investment is not included in the net assets to be transferred to Oi in the share capital increase.

•                  On 2 May 2014, Portugal Telecom disposed to PT Móveis, for a total amount of Euro 1,590 million, the 100% interest in PT Participações, SGPS, S.A., the controlling shareholder of the Company’s 75% investment in Africatel Holdings BV.

•                  On 5 May 2014, Portugal Telecom disposed to PT Portugal, for a total amount of Euro 255 million, the 100% interest in PT Finance.

•                  On 5 May 2014, Portugal Telecom transferred to PT Portugal the majority of its outstanding financings for their respective nominal amounts, since those financings were included in the valuation of PT Portugal for purposes of the Oi share capital increase.

As mentioned above, on 5 May 2014, following the completion of the above mentioned internal restruturing, Portugal Telecom subscribed the Oi share capital increase through the contribution in kind of its 100% interest in PT Portugal, which as of that date included only the PT Assets, since the investments in joint ventures (Oi, Telemar Participações, AG and LF) were held directly by Bratel Brasil and PTB2, both of which were wholly-owned by Bratel BV which in turn was wholly-owned by Portugal Telecom. Besides the investments in joint ventures, certain assets and liabilities of Portugal Telecom were not transferred to PT Portugal as part of PT Assets and therefore continued to be fully consolidated in Portugal Telecom’s financial statements, including mainly dividends payable to its shareholders, the financing associated with the equity swap contract over treasury shares, certain tax liabilities and certain accrued expenses as well as the necessary cash balances to settle these liabilities and other expenses expected to be incurred. In addition, as Portugal Telecom no longer controls PT Assets as from 5 May 2014, the related earnings and losses prior to that date are presented as results from discontinued operations and therefore the consolidated income and cash flow statements for the nine months period ended 30 September 2013 were restated accordingly (Note 3).

Following the share capital increase mentioned above and also the option exercised by Banco Pactual, Portugal Telecom held a 39.7% effective interest of Oi’s issued and outstanding share capital, including (1) a 35.8% interest held directly in Oi, S.A. through Portugal Telecom (32.8%) and Bratel Brasil (3.0%) and (2) a 3.9% interest held indirectly through the shares of Oi owned by Telemar Participações, AG and LF. In addition, PT Portugal became a wholly-owned subsidiary of Oi, S.A. also as a result of the Oi share capital increase.

Portugal Telecom recorded a gain of approximately Euro 701 million (Note 12) in connection with Oi’s share capital increase, which reflects mainly (1) the difference between the fair value of the shares obtained in the Oi share capital increase and the carrying value of PT Assets (negative Euro 2,676 million), partially offset by (2) the dilution effect on Portugal Telecom’s previous investment in Oi held through Bratel Brasil and the effect of the remeasurement of the previous investment in Oi to fair value, since as from 5 May 2014 this investment is classified in accordance with the provisions of IFRS 5 (Note 3). The detail of the total gain recorded in connection with Oi share capital increase is as follows:

Euro million

Fair value of shares obtained in the Oi share capital increase (i)	1,854
Minus: Carrying value of the net assets contributed to Oi share capital increase (ii)	(2,676)
Plus: Remeasurement of the previous investment in Oi to fair value and other effects (iii)	(3,829)
Total gain (Note 12) (iv)	701

(i)                 This caption corresponds to the fair value of the shares obtained by Portugal Telecom in the Oi share capital increase of 5 May 2014, which, based on the price of Oi’s shares (R$2.17 per ordinary share and R$2.00 per preferred share), amounted to R$5,710 million, equivalent to Euro 1,854 million at the exchange rate of that date.

(ii)              As of 5 May 2014, the carrying value of the net assets contributed to the Oi share capital increase was negative Euro 2,676 million, the detail of which is presented below. It should be mentioned that this amount is equivalent to approximately the Company’s total shareholders’ equity before non-controlling interests prior to this transaction, reduced mainly by the carrying value of the investments in Oi, Contax and its controlling shareholders, and the cash proceeds of Euro 1,555 million that were used by Bratel Brasil and PTB2 to subscribe the convertible debentures mentioned above, in order to obtain additional shares of the controlling entities of AG and LF and indirecly of OI, and deferred tax assets related to tax losses.

(iii)           As referred to above, this caption reflects the dilution effect over the previous investment in Oi held through Bratel Brasil and the impact of the remeasurement of the previous investment in Oi from the equity method of accounting to the fair value based on the stock price of Oi’s shares in the capital increase (R$2.17 per ordinary share and R$2.00 per preferred share), adjusted for an amount of Euro 159 million relating to the Company’s share in the 10% interest that Oi held in Portugal Telecom that was classified in the Statement of Financial Position as treasury shares. Following the share capital increase, the fair value of the total investment in Oi, including the interests held directly and indirectly, amounted to Euro 2,244 million (R$ 6,914 million) as at 5 May 2014.

(iv)          This caption represents (1) the gain attributable to the difference between the fair value of the shares obtained in the Oi share capital increase (positive Euro 1,854 million, as referred to above) and the carrying value of the net assets contributted to the Oi share capital increase (negative Euro 2,676 million, as detailed below), (2) less the negative effects regarding the remeasuring of the previous investment to fair value, which is lower than the carrying amount, and the dilution effect over that same previous investment. In addition, as a result of the share capital increase, Portugal Telecom wrote-off deferred tax assets relating to tax losses amounting to Euro 208 million (Note 11) following the discontinuing of the Portuguese businesses that supported those tax losses, resulting in a total net gain of Euro 493 million on 5 May 2014 directly related to the Oi share capital increase.

The table below presents the detail of the carrying value of PT Assets as of 5 May 2014, after which those assets were no longer fully consolidated in Portugal Telecom’s consolidated financial statements:

Euro million

ASSETS
Cash and cash equivalents	381
Short-term investments	904
Accounts receivable	1,375
Inventories	93
Prepaid expenses	69
Investments in associated and other companies	438
Intangible assets	1,088
Tangible assets	3,345
Post retirement benefits	2
Deferred taxes	341
Other assets	95
Total assets	8,130
LIABILITIES
Gross debt	8,051
Post retirement benefits	873
Deferred taxes	229
Accounts payable	549
Accrued expenses	484
Deferred income	207
Taxes payable	95
Provisions	54
Other liabilities	26
Total liabilities	10,569
Non-controlling interests	238
PT (Net) Assets	(2,676)

Short-term investments as at 5 May 2014 in the table above included a total amount of Euro 897 million outstanding in commercial paper issued by Rio Forte Investments, S.A. (“Rioforte”, an holding company located in Luxemburg, mainly for the non-financial investments of the Espírito Santo Group), which was contributed to the Oi share capital increase as part of PT Assets. The composition of the outstanding amount is as follows:

•                  Euro 200 million subscribed by Portugal Telecom on 15 April 2014 and transferred to PT Portugal on 5 May 2014, the maturity of which was on 15 July 2014;

•                  Euro 647 million subscribed by PT Finance on 15 April 2014, the maturity of which was on 15 July 2014;

•                  Euro 50 million subscribed by PT Finance on 17 April 2014, the maturity of which was on 17 July 2014.

The above mentioned commercial paper was not repaid by Rioforte on the respective maturity dates and RioForte has recently requested access to the controlled management regime under Luxemburg legislation, as it believes that it does not have the financial ability to comply with its financial commitments. This request was rejected by Luxemburg court and as a result Rioforte entered into liquidation. On 28 July 2014, following Rioforte default, Portugal Telecom and Oi reached an agreement to exchange the Euro 897 million treasury applications in Rioforte for 16.9% of Oi share capital, represented by 474,348,720 Oi ON shares plus 948,697,440 Oi PN shares. This agreement was approved by the General Shareholders Meeting of Portugal Telecom on 8 September 2014 and the Board of Directors of Oi and its execution is pending the approval of Comissão de Valores Mobiliários in Brazil. The terms of this agreement are as follows:

•                  Portugal Telecom will exchange (“Exchange”) with Oi the treasury applications in Rio Forte Investments for 16.9% of Oi share capital, represented by 474,348,720 Oi ON shares plus 948,697,440 Oi PN shares (the “Oi Call Shares”);

•                  Portugal Telecom will be granted a non-transferrable American-type call (“Call”) to repurchase the Oi Call Shares (strike prices of R$2.0104 ON and R$1.8529 PN), which will be adjusted by the Brazilian CDI rate plus 1.5% per year;

•                  The Call on the Oi Call Shares will become effective on the date of the Exchange, will have a 6-year maturity, and the Oi Call Shares that Portugal Telecom has the right to call will be reduced by 10% at the end of the 1st year and by 18% per year thereafter;

•                  Any proceeds received as a result of a monetization of the Call through the issuance of derivatives or back to back instruments must be used to exercise the Call;

•                  Portugal Telecom can only acquire Oi or CorpCo shares through the exercise of the Call;

•                  The Call would be cancelled should (i) Portugal Telecom’s bylaws be voluntarily amended to remove the 10% voting limitation, (ii) Portugal Telecom act as a competitor to Oi, or (iii) Portugal Telecom breach certain obligations under the definitive documentation; and

•                  The contracts were signed on 8 September 2014 and the Exchange is subject to the approval of Comissão de Valores Mobiliários in Brazil and should be executed on or before March 2015.

In addition to the assets and liabilities included in the table above that were contributed to the Oi share capital increase, and since the merger between Portugal Telecom and CorpCo is no longer foreseeable in the short-term as before, Portugal Telecom and Oi are finalizing an agreement for the transfer to Oi of certain liabilities recorded at Portugal Telecom’s Statement of Financial Position, together with the related cash equivalents to settle those liabilities, which include accrued management costs and responsibilities and provisions for tax contingencies relating to former subsidiaries of Portugal Telecom, totaling approximately Euro 28 million.

The accompanying interim consolidated financial statements were approved by the Board of Directors and authorized for issue on 27 November 2014.

2.                  Basis of presentation

These interim consolidated financial statements have been presented in accordance with IAS 34 Interim Financial Reporting (“IAS 34”). These financial statements do not include all the information required by the International Financial Reporting Standards (“IFRS”) as adopted by the European Union and accordingly should be read in conjunction with the consolidated financial statements for the year ended 31 December 2013. In addition, further explanations for the main changes of revenues and costs are disclosed in our interim management report, which should be read in conjunction with these interim consolidated financial statements.

As mentioned in Note 1, subsequent to 5 May 2014, Portugal Telecom no longer fully consolidates the majority of the businesses held prior to that date, which were contributed to the Oi share capital increase. The revenues, costs and cash flows of these businesses prior to that date are presented under captions of discontinued operations and as a result the Consolidated Statements of Income and Cash Flows for the nine months period ended 30 September 2013 were restated accordingly (Note 3).

3.                  Changes in accounting policies

As referred to in the 2013 annual report, in the fourth quarter of 2013, Portugal Telecom chose to early adopt the “package of five” standards issued by the IASB in May 2011 (IFRS 10, IFRS 11, IFRS 12 and revised versions of IAS 27 and IAS 28), although its application in the European Union was only mandatory as from 1 January 2014. The impacts of the adoption of IFRS 11 consisted of recognizing the investments in joint ventures by the equity method of accounting, including primarily Oi, Contax and its controlling shareholders, which prior to the adoption of this standard were proportionally consolidated as allowed by IAS 31, standard that has been replaced by IFRS 11.

As a result of the adoption of IFRS 11 for the first time in the fourth quarter of 2013, the Consolidated Statement of Financial Position as of 31 December 2013 presented in the Company’s last annual report already reflected the impacts of the adoption of this standard, but the Consolidated Income and Cash Flow Statements for the nine months period ended 30 September 2013 presented in last year’s interim report did not reflect the impacts of the adoption of IFRS 11 and therefore were restated accordingly.

In addition to the adoption of IFRS 11, the Company also restated the Consolidated Income and Cash Flow Statements for the nine and three-month periods ended 30 September 2013 by presenting the revenues, costs and cash flows from the businesses contributed to the Oi share capital increase under the captions of discontinued operations.

The impacts of the restatement (due to the adoption of IFRS 11 and the discontinued operations of PT Assets) of the Consolidated Income and Cash Flow Statements for the nine and three-month periods ended 30 September 2013 are as follows:

Consolidated Income Statement for the nine months period ended 30 September 2013	Euro

	Prior to restatement	Adjustments IFRS 11	Discontinued operations	Restated statement
Total revenues	4,546,738,739	(2,371,282,929)	(2,175,455,810)	—
Costs, losses and (income)
Wages and salaries	763,175,330	(461,226,347)	(293,013,820)	8,935,163
Direct costs	770,596,966	(431,279,976)	(339,316,990)	—
Commercial costs	388,436,103	(168,511,296)	(219,900,483)	24,324
Supplies, external services and other expenses	863,605,510	(480,346,799)	(380,811,463)	2,447,248
Indirect taxes	171,682,182	(138,600,196)	(32,006,805)	1,075,181
Provisions and adjustments	74,893,816	(58,052,329)	(17,639,029)	(797,542)
Depreciation and amortisation	1,001,377,059	(458,100,814)	(543,096,417)	179,828
Post retirement benefits costs	37,031,206	(5,211,340)	(31,819,866)	—
Curtailment costs	128,306,339	—	(128,306,339)	—
Losses (gains) on disposal of fixed assets, net	(17,857,136)	14,867,321	2,971,534	(18,281)
Other operating expenses, net	(77,723,021)	(6,943,089)	(41,327,089)	(125,993,199)
Income before financial results and taxes	443,214,385	(177,878,064)	(151,189,043)	114,147,278
Net interest expenses	425,611,374	(232,025,017)	(206,085,606)	(12,499,249)
Equity in losses of joint ventures	—	58,429,563	9,971,004	68,400,567
Equity in earnings of associated companies, net	(411,424,078)	7,964,625	403,459,453	—
Net other financial losses	89,449,403	(35,866,997)	(29,739,200)	23,843,206
Income taxes	(5,492,073)	20,163,624	(520,600)	14,150,951
Net income from continuing operations	345,069,759	3,456,138	(328,274,093)	20,251,804
Net income from discontinued operations	—	—	328,274,093	328,274,093
Net income	345,069,759	3,456,138	—	348,525,897
Attributable to non-controlling interests	40,024,846	3,456,138	—	43,480,984
Attributable to equity holders of the parent	305,044,913	—	—	305,044,913
Earnings per share attributable to the equity holders of the parent
Basic	0.36	—	—	0.36
Diluted	0.35	—	—	0.35

Consolidated Income Statement for the three months period ended 30 September 2013	Euro

	Prior to restatement	Adjustments IFRS 11	Discontinued operations	Restated statement
Total revenues	1,454,326,342	(731,293,088)	(723,033,254)	—
Costs, losses and (income)
Wages and salaries	246,523,102	(151,855,247)	(91,728,117)	2,939,738
Direct costs	235,901,780	(125,054,476)	(110,847,304)	—
Commercial costs	121,561,683	(43,604,847)	(77,950,972)	5,864
Supplies, external services and other expenses	279,048,017	(150,057,403)	(128,352,896)	637,718
Indirect taxes	57,856,133	(47,156,753)	(10,445,692)	253,688
Provisions and adjustments	15,893,334	(11,194,921)	(4,697,363)	1,050
Depreciation and amortisation	315,929,230	(138,846,668)	(177,028,960)	53,602
Post retirement benefits costs	12,196,503	(1,576,768)	(10,619,735)	—
Curtailment costs	89,385	—	(89,385)	—
Losses (gains) on disposal of fixed assets, net	(16,747,046)	15,386,394	1,360,652	—
Other operating expenses, net	2,873,202	(1,707,360)	(1,160,020)	5,822
Income before financial results and taxes	183,201,019	(75,625,039)	(111,473,462)	(3,897,482)
Net interest expenses	132,970,259	(67,669,181)	(69,692,545)	(4,391,467)
Equity in earnings of joint ventures	—	—	8,900,064	8,900,064
Equity in earnings of associated companies, net	(35,504,383)	8,037,627	27,466,756	—
Net other financial losses	47,875,160	(18,821,325)	(16,703,921)	12,349,914
Income taxes	(853,759)	3,267,676	7,402,239	9,816,156
Net income from continuing operations	38,713,742	(439,836)	(68,846,054)	(30,572,148)
Net income from discontinued operations	—	—	68,846,054	68,846,054
Net income	38,713,742	(439,836)	—	38,273,906
Attributable to non-controlling interests	17,670,374	(439,836)	—	17,230,538
Attributable to equity holders of the parent	21,043,368	—	—	21,043,368
Earnings per share attributable to the equity holders of the parent
Basic	0.02	—	—	0.02
Diluted	0.02	—	—	0.02

Consolidated Statement of Cash Flows for the nine months period ended 30 September 2013	Euro

	Prior to	Adjustments	Discontinued	Restated
	restatement	IFRS 11	operations	statement
OPERATING ACTIVITIES
Collections from clients	5,490,728,886	(2,991,626,663)	(2,499,102,223)	—
Payments to suppliers	(2,282,539,950)	1,170,690,148	1,108,529,611	(3,320,191)
Payments to employees	(800,897,905)	470,553,641	323,855,723	(6,488,541)
Payments relating to income taxes	(87,905,580)	41,438,801	42,166,616	(4,300,163)
Payments relating to post retirement benefits, net	(145,281,282)	8,515,506	136,765,776	—
Payments relating to indirect taxes and other	(1,081,413,344)	855,616,742	225,519,385	(277,217)
Cash flows from operating activities from continuing operations (1)	1,092,690,825	(444,811,825)	(662,265,112)	(14,386,112)

INVESTING ACTIVITIES
Short-term financial applications	(86,751,435)	(201,631,121)	242,389,229	(45,993,327)
Interest and related income	103,103,738	(15,801,126)	(72,867,102)	14,435,510
Dividends	26,446,747	1,155,042	28,110,044	55,711,833
Financial investments	322,640,668	3,574,082	(326,128,785)	85,965
Tangible and intangible assets	(984,501,232)	515,653,957	468,860,926	13,651
Other investing activities	(18,382,614)	1,930,956	451,658	(16,000,000)
Cash flows from investing activities related to continuing operations (2)	(637,444,128)	304,881,790	340,815,970	8,253,632

FINANCING ACTIVITIES
Loans obtained	(126,521 ,803)	14,230,297,175	(14,103,775,372)	—
Loans repaid	—	(14,160,514,302)	14,160,514,302	—
Interest and related expenses	(481,213,257)	161,138,498	320,074,759	—
Dividends	(329,438,779)	73,182,530	(28,402,314)	(284,658,563)
Subsidies	1,344,043	(1,344,043)	—	—
Other financing activities	35,606,244	(34,262,201)	(1,344,043)	—

Cash flows from financing activities related to continuing operations (3)	(900,223,552)	268,497,657	347,067,332	(284,658,563)
Cash and cash equivalents at the beginning of the period	2,507,099,156	(518,302,018)	—	1,988,797,138
Change in cash and cash equivalents from continuing operations (4)=(1)+(2)+(3)	(444,976,855)	128,567,622	25,618,190	(290,791,043)
Change in cash and cash equivalents from discontinued operations	—	—	(25,618,190)	(25,618,421)
Effect of exchange differences	(73,236,648)	43,855,993	—	(29,380,655)
Cash and cash equivalents at the end of the period	1,988,885,653	(345,878,403)	—	1,643,007,019

In addition to the changes in accounting policies referred to above, following Oi’s share capital increase on 5 May 2014, Portugal Telecom changed the recognition criteria of the investment in Oi from the equity method of accounting to held for distribution to owners in accordance with the provisions of IFRS 5 (Note 16), and accordingly measured this investment at fair value based on the price of Oi shares, since that fair value is lower than the previous carrying amount. Any future distribution would be subject to formal approval by the Board of Directors of Portugal Telecom, the shareholders of Portugal Telecom at a meeting convened for that purpose, and other conditions. Regarding the recognition of changes in fair value of this investment, as mentioned below, changes attributable to the appreciation or depreciation of the Brazilian Real against the Euro are recorded directly under the Statement of Comprehensive Income as foreign currency translation adjustments and the remaining changes are recorded in the Income Statement.

4.                  Exchange rates used to translate foreign currency financial statements

As at 30 September 2014 and 31 December 2013, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates to the Euro:

Currency	30 Sep 2014	31 Dec 2013
Brazilian real	3.0821	3.2576
US dollar	1.2583	1.3791

During the nine-month periods ended 30 September 2014 and 2013, income statements of subsidiaries, associated companies and joint ventures expressed in foreign currencies were translated to Euros using the following average exchange rates to the Euro:

Currency	9M14	9M13
Brazilian real	3.1028	2.7934
US dollar	1.3549	1.3171

5.                  Wages and salaries

The composition of this caption during the nine and three-month periods ended 30 September 2014 and 2013 is as follows:

Euro

	9M14	9M13	3Q14	3Q13
Fixed and variable remuneration	6,248,638	8,400,537	1,247,238	2,778,060
Social security	1,714,217	439,567	270,964	143,030
Health care benefits related to active employees	27,665	24,762	3,493	224
Training	11,213	(1,303)	(4,546)	(2,750)
Other	56,450	71,600	17,778	21,174
	8,058,183	8,935,163	1,534,927	2,939,738

6.                  Supplies, external services and other expenses

The composition of this caption during the nine and three-month periods ended 30 September 2014 and 2013 is as follows:

Euro

	9M14	9M13	3Q14	3Q13
Specialized work	20,073,321	1,860,551	16,507,270	652,561
Support services	15,048	19,245	4,017	4,664
Insurance	381,823	308,755	150,654	51,697
Operating leases	265,418	9,825	88,912	—
Other	592,878	248,872	175,198	(71,204)
	21,328,488	2,447,248	16,926,051	637,718

Higher costs in the nine and three month periods ended 30 September 2014 reflect certain consultancy and legal fees incurred in connection with the business combination between Portugal Telecom and Oi.

7.                  Indirect taxes

The composition of this caption during the nine and three-month periods ended 30 September 2014 and 2013 is as follows:

Euro

	9M14	9M13	3Q14	3Q13
Value added tax	2,706,442	950,124	1,002,908	222,206
Other	2,914,485	125,057	2,855,573	31,482
	5,620,927	1,075,181	3,858,481	253,688

8.                  Net other gains

In the nine-month periods ended 30 September 2014 and 2013, net other gains amounted to Euro 1 million and Euro 126 million, respectively. In the nine months period ended 30 September 2013, this caption includes mainly a gain of Euro 134 million resulting from the settlement of contractual obligations related to the acquisition of the investment in Oi in 2011, for an amount of Euro 16 million that was lower than the liability initially recognized.

9.                  Net interest income

In the nine and three-month periods ended 30 September 2014 and 2013, the composition of this caption is as follows:

Euro

	9M14	9M13	3Q14	3Q13
Interest expense
Related to loans obtained and financial instruments	525,466	1,742,698	—	587,283
Interest income
Related to cash and cash equivalents	(10,999,139)	(12,941,905)	(384,394)	(4,330,243)
Other	(368,682)	(1,300,042)	—	(648,507)
	(10,842,355)	(12,499,249)	(384,394)	(4,391,467)

10.           Net other financial expenses

In the nine and three-month periods ended 30 September 2014 and 2013, the composition of this caption is as follows:

Euro

	9M14	9M13	3Q14	3Q13
Bank commissions and expenses	10,447,669	19,479,983	533,778	6,797,589
Other (i)	9,035,870	2,922,724	399,004	109,875
	19,483,539	22,402,707	932,782	6,907,464

(i)        In the nine months period ended 30 September 2014, this caption includes financial expenses incurred in connection with the business combination with Oi, namely financial taxes (IOF) paid in Brazil due to the transfer of funds from Portugal.

11.           Income taxes

In the nine and three-month periods ended 30 September 2014 and 2013, the composition of this caption is as follows:

Euro

	9M14	9M13	3Q14	3Q13
Income tax-current	(12,025,502)	12,745,970	(5,634,976)	9,827,462
Deferred taxes	1,918,252	1,404,981	—	(11,306)
	(10,107,250)	14,150,951	(5,634,976)	9,816,156

The composition of deferred tax assets and liabilities as at 30 September 2014 and 31 December 2013 is as follows:

Euro

	30 Sep 2014	31 Dec 2013
Deferred tax assets
Post-retirement benefits	—	288,222,361
Tax losses carryforward	—	208,913,360
Provisions and adjustments	—	56,620,020
Other	1,429,622	11,139,177
	1,429,622	564,894,918
Deferred tax liabilities
Revaluation of fixed assets	—	148,113,148
Financial instruments	—	13,143,452
Other	1,740,804	82,568,093
	1,740,804	243,824,693

The reduction in total deferred tax assets reflects mainly the deferred tax assets from discontinued operations as at 5 May 2014 (Euro 341 million), which were no longer consolidated as from that date, and the write-off of deferred tax assets relating to tax losses (Euro 208 million). These deferred tax assets relating to tax losses were recorded at Portugal Telecom holding company in connection with the special regime for the taxation of groups of companies. This write-off was included under the results of discontinued operations as those tax losses became non-recoverable following the discontinuing of the businesses that supported the tax consolidation group.

The reduction in total deferred tax liabilities reflects mainly the deferred tax liabilities from discontinued operations as at 5 May 2014 (Euro 229 million), which were no longer consolidated as from that date, and the reversal of a deferred tax liability of Euro 13 million recorded at Portugal Telecom corresponding to the tax effect on the convertible option included in the exchangeable bond that was also contributed to the Oi share capital increase.

12.           Discontinued operations

As mentioned in Note 1, on 5 May 2014 Portugal Telecom contributed the majority of its businesses to the Oi share capital increase. As a result, revenues and costs of these businesses in the period between 1 January and 5 May 2014 and in the nine and three-month periods ended 30 September 2013 were presented under the caption “Net income from discontinued operations”. In addition, this caption also includes the gain recorded in connection with the contribution of these businesses to the Oi share capital increase, as explained in Note 1. The detail of this caption is as follows:

Euro

	9M14	9M13	3Q14	3Q13
Net gain recorded in connection with the contribution of PT Assets to Oi’s share capital increase in exchange for an additional interest in Oi (Note 1)	701,378,600	—	—	—
Net income before non-controlling interests of businesses contributed to Oi share capital increase (i)	(217,307,370)	328,274,093	—	68,846,054
Net income from discontinued operations	484,071,230	328,274,093	—	68,846,054

(i)             This caption corresponds to the net income before non-controlling interests of businesses contributed to Oi share capital increase in the period between 1 January and 5 May 2014 and in the nine and three month periods ended 30 September 2013. The detail of this caption is presented in the table below.

The composition of the net income before non-controlling interests of businesses contributed to Oi share capital increase in the periods between 1 January and 5 May 2014 and 5 May 2014 and in the nine and three-month periods ended 30 September 2013 is as follows:

Euro

	9M14	9M13	3Q14	3Q13
Operating revenues	945,500,482	2,175,455,810	—	723,033,254
Operating costs	834,880,672	2,024,266,767	—	611,559,792
Income (loss) before financial results and taxes	110,619,810	151,189,043	—	111,473,462
Financial gains (losses) (i)	(73,051,332)	177,605,651	—	(50,029,646)
Income before income taxes	37,568,478	328,794,694	—	61,443,816
Provision for income taxes (ii)	(254,875,848)	(520,600)	—	7,402,239
Net income (loss) before non-controlling interests of businesses contributed to Oi share capital increase	(217,307,370)	328,274,093	—	68,846,054

(i)             In the nine months period ended 30 September 2013, this caption includes a gain of Euro 310 million related to the disposal of the equity investment in CTM.

(ii)          In the nine months period ended 30 September 2014, as mentioned in Note 11, this caption includes the write-off of deferred tax assets relating to tax losses, amounting to Euro 208 million.

13.           Earnings per share

Earnings per share for the nine and three-month periods ended 30 September 2014 and 2013 were computed as follows:

Euro

		9M14	9M13	3Q14	3Q13
Income (loss) from continuing operations	(1)	(422,389,701)	(23,229,180)	(283,557,393)	(47,802,686)
Income from discontinued operations, net of non-controlling interests	(2)	484,071,230	328,274,093	—	68,846,054
Net income attributable to equity holders of the parent	(3)	61,681,529	305,044,913	(283,557,393)	21,043,368
Financial costs related to exchangeable bonds (net of tax)	(4)	10,866,947	23,070,181	—	7,713,367
Net income considered in the computation of the diluted earnings per share	(5)	72,548,476	328,115,094	(283,557,393)	28,756,735
Weighted average common shares outstanding in the period (i)	(6)	866,362,658	855,028,595	875,872,500	855,028,595
Effect of the exchangeable bonds (ii)		38,541,705	84,175,084	—	84,175,084
	(7)	904,904,363	939,203,679	875,872,500	939,203,679
Earnings per share from continuing operations
Basic	(1)/(6)	(0.49)	(0.03)	(0.32)	(0.06)
Diluted	[(1)+(4)]/(7)	(0.49)	(0.03)	(0.32)	(0.06)
Earnings per share from discontinued operations, net of non-controlling interests
Basic	(2)/(6)	0.56	0.38	—	0.08
Diluted	(2)/(7)	0.53	0.35	—	0.07
Earnings per share attributable to equity holders of the parent
Basic	(3)/(6)	0.07	0.36	(0.32)	0.02
Diluted	(5)/(7)	0.07	0.35	(0.32)	0.02

(i)    Weighted average shares outstanding were computed considering the 896,512,500 issued shares adjusted for (1) 20,640,000 treasury shares, applicable for all periods presented, and (2) Portugal Telecom’s stake in its own shares that were acquired by Telemar Norte Leste in 2011 and 2012, under the strategic partnership between Portugal Telecom and Oi, which is applicable only up to 5 May 2014, since as from that date the investment in Oi is classified in accordance with the provisions of IFRS 5 and, accordingly, measured at fair value, as a result of which the Company derecognized the related treasury shares held indirectly through the investment in Oi.

(ii)   Dilutive effects correspond to the impact of the exchangeable bonds issued on August 2007, applicable up to 5 May 2014 when this financing was transferred to PT Portugal under the Oi share capital increase.

14.           Dividends

On 19 April 2013, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 32.5 cents per share, which was paid on 17 May 2013, amounting to Euro 284,658,563, in relation to 875,872,500 shares, which includes an amount of Euro 6,774,270 paid to Telemar Norte Leste in relation to a portion of the Portugal Telecom’s 89,651,205 shares held by this entity corresponding to the Company’s effective interest in Oi, resulting in a net impact on shareholders’ equity amounting to Euro 277,884,293.

On 30 April 2014, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 10.0 cents per share, which was paid on 30 May 2014, amounting Euro 87,587,250, in relation to 875,872,500 shares, which includes an amount of Euro 2,076,949 paid to Telemar Norte Leste in relation to a portion of the Portugal Telecom’s 89,651,205 shares held by this entity corresponding to the Company’s effective interest in Oi, resulting in a net impact on shareholders’ equity amounting to Euro 85,510,302.

Cash amounts mentioned above correspond to the unitary dividend paid to the 896,512,500 Portugal Telecom’s shares adjusted by 20,640,000 shares.

15.           Short-term investments

As at 31 December 2013, the composition of this caption is as follows:

Euro

31 Dec 2013
Debt securities (Note 23) (i)	750,000,000
Debentures (ii)	161,820,445
Other short-term investments	2,308,312
914,128,757

(i)             As at 31 December 2013, this caption includes commercial paper issued by Espírito Santo International in the following amounts: (a) Euro 500 million subscribed by PT Finance on 8 November 2013 that were repaid at maturity, on 10 February 2014, by the corresponding notional amount plus accrued interest; (b) Euro 200 million subscribed by PT Portugal on 29 October 2013 that were repaid at maturity, on 29 January 2014, by the corresponding notional amount plus accrued interest, and (c) Euro 50 million subscribed by PT Finance on 20 November 2013 that were repaid at maturity, on 20 February 2014, by the corresponding notional amount plus accrued interest. These repayments were classified as cash receipts from investing activities of discontinued operations.

(ii)          The debentures as at 31 December 2013, amounting to approximately Euro 162 million, were issued by Banco Santander Brasil, S.A. and Dibens Leasing, S.A. and were subscribed by Brazilian subsidiaries of Portugal Telecom Group. Up to 5 May 2014, debentures included under this caption were repaid and the related proceeds plus the proceeds from the cash capital increases realized by Bratel BV in Bratel Brasil and PTB2 were used to subscribe debentures issued by the controlling shareholders of Oi, as explained in Note 1.

16.           Non-current assets held for distribution to owners

On 28 March 2011, as referred to in Note 1, Portugal Telecom concluded the acquisition process of its investments in Oi and the agreements with the controlling shareholders of these companies. This investment was realized through the acquisition of a direct stake in this company and indirectly through the acquisition of stakes in the share capital of its controlling shareholders. Oi Group is the leading provider of telecommunication services in the Brazilian market, providing these services through Oi, S.A. and its subsidiaries.

As mentioned in Note 3, as from 5 May 2014, Portugal Telecom recognizes the investment in Oi in accordance with the provisions of IFRS 5. This investment is therefore measured at fair value based on the quote price of Oi shares as at 30 September 2014, which is the best reference of fair value and is lower than the previous carrying amount.

Based on Oi’s stock price for purposes of the share capital increase as at 5 May 2014 (R$ 2.17 per ordinary share and R$ 2.00 per preferred share) and Oi’s stock price as at 30 September 2014 (R$ 1,79 per ordinary share and R$ 1,74 per preferred share), the investment in Oi was valued at Euro 2,244 million (R$ 6,914 million) as at 5 May 2014 and Euro 1,911 million (R$ 5,889 million) as at 30 September 2014.

The reduction in the investment in Oi between 5 May and 30 September 2014, amounting to Euro 334 million, reflects:

•                  A loss of Euro 338 million recorded in the Consolidated Income Statement under the caption “Net losses on financial assets and other investments”, corresponding to the change in the fair value of the investment in Oi due to the reduction in the price of Oi’s shares, totaling R$1,024 million;

•                  A gain of Euro 4 million recorded directly in other comprehensive income, reflecting the impact of the appreciation of the Brazilian Real against the Euro between 5 May and 30 September 2014.

The reduction in the investment in Oi between 30 June and 30 September 2014, amounting to Euro 321 million, reflects:

•                  A loss of Euro 266 million recorded in the Consolidated Income Statement under the caption “Net losses on financial assets and other investments”, corresponding to the change in the fair value of the investment in Oi due to the reduction in the price of Oi’s shares, totaling R$806 million;

•                  A loss of Euro 54 million recorded directly in other comprehensive income, reflecting the impact of the appreciation of the Brazilian Real against the Euro during the third quarter of 2014.

17.       Investments in joint ventures

As at 31 December 2013, this caption corresponds to the investments in Oi, Contax and its controlling shareholders that prior to 5 May 2014, as mentioned previously, were accounted for by the equity method of accounting, based on Portugal Telecom’s 23.2% economic interest in Oi held prior to the Oi share capital increase.

As at 31 December 2013, the detail of Portugal Telecom’s total investments in joint ventures was as follows:

Euro

31 Dec 2013
Oi	2,013,310,333
Financial Investment (i)	1,254,256,430
Goodwill (ii)	759,053,903
Contax	54,251,514
Financial investment	18,246,588
Goodwill (ii)	36,004,926
Telemar Participações (iii)	77,907,584
LF (iv)	120,551,271
AG (iv)	124,513,850
CTX	16,181,157
Other	1,531,151
2,408,246,860

(i)	As at 31 December 2013, this financial investment reflects the Company’s 15.4% direct interest in Oi’s net assets amounting to Euro 8,162 million, the detail of which is presented below.
(ii)

As at 31 December 2013, Portugal Telecom held a 12.1% direct interest in Telemar Participações. The investment in Telemar Participações reflected the 12.1% share in its net assets composed by (1) this company’s investment in Oi through a 18.8% direct interest, and (2) its outstanding gross debt totaling Euro 942 million.

(iii)

As at 31 December 2013, Portugal Telecom held a 35% direct interest in both AG and LF. The investments in these companies reflected the 35% share in its net assets composed by (1) their investments in Telemar Participações, through a 19.4% direct interest each, and in Oi through a 4.25% direct interest each, and (2) their outstanding gross debt, amounting to Euro 196 million for AG and Euro 199 million for LF.

Oi’s net assets presented below are adjusted to reflect the effects of the purchase price allocation performed by Portugal Telecom in connection with the acquisition of this investment as well as other adjustments to conform with the Group accounting policies. The detail of Oi’s net assets as at 31 December 2013 is as follows:

Euro

31 Dec 2013
Cash and cash equivalents	762,768,814
Short-term investments	163,210,160
Current accounts receivable	3,050,513,483
Current taxes receivable	713,511,917
Current judicial deposits (i)	404,055,634
Goodwill	22,692,638
Tangible assets (ii)	8,011,567,784
Intangible assets (iii)	8,284,614,390
Post retirement benefits	18,479,119
Deferred taxes (iv)	1,867,025,458
Non-current judicial deposits (i)	3,392,355,244
Other	755,899,047
Total assets	27,446,693,687
Short-term debt (v)	1,075,578,550
Current accounts payable	847,752,589
Current accrued expenses	1,014,419,828
Current taxes payable	841,981,404
Current provisions (vi)	375,591,309
Medium and long-term debt (v)	9,062,011,675
Non-current taxes payable (vii)	849,402,537
Non-current provisions (vi)	1,348,916,630
Post retirement benefits	197,557,853
Deferred taxes (iv)	1,984,575,960
Other (viii)	1,687,211,722
Total liabilities	19,285,000,057
Total net assets	8,161,693,630

Equity in losses of joint ventures, recognized in accordance with the equity method of accounting, amounted to Euro 38 million in the four months period ended 30 April 2014 and Euro 68 million in the nine months period ended 30 September 2013. The reduction in these losses reflects mainly (1) a capital gain recorded by Oi in the first quarter of 2014 relating to the disposal of mobile telecommunication towers, amounting to R$ 1,247 million (equivalent to approximately Euro 60 million corresponding to Portugal Telecom’s share, net of taxes), and (2) lower interest expenses from Oi’s controlling shareholders, which in 2014 relate to only four months as compared to nine months in 2013. These effects were partially offset by higher interest costs, higher net other financial expenses and lower revenues at Oi.

18.       Tangible and Intangible Assets, including Goodwill

Euro

	30 Sep 2014	31 Dec 2013
Tangible assets	167,788	3,438,479,384
Intangible assets	—	717,703,676
Goodwill	—	380,616,265
	167,788	4,536,799,325

The decrease of Euro 4,537 million in total tangible and intangible assets, including goodwill, reflects primarily:

•                  Capital expenditures of discontinued operations between 1 January and 5 May 2014, amounting to Euro 130 million;

•                  Depreciation and amortization costs of discontinued operations between 1 January and 5 May 2014, amounting to Euro 231 million;

•                  The carrying value of total tangible and intangible assets (including goodwill) of discontinued operations as at 5 May 2014, amounting to Euro 4,433 million, which were transferred to Oi under its share capital increase (Note 1).

19.       Post retirement benefits

As at 31 December 2013, the projected post retirement benefits obligations, which relate to pension complements and healthcare benefits, totaled Euro 494 million and the fair value of plan assets amounted to Euro 386 million. In addition, Portugal Telecom had liabilities with salaries payable to suspended and pre-retired employees amounting to Euro 852 million, resulting in net benefits obligations of Euro 959 million as at 31 December 2013.

These obligations were transferred to Oi in connection with its share capital increase and amounted to Euro 871 million as at 5 May 2014, a reduction of Euro 88 million compared to the balance as at 31 December 2013, reflecting payments of salaries to suspended and pre-retired employees (Euro 50 million), payments of healthcare expenses (Euro 7 million) and net actuarial gains recorded in the period (Euro 28 million), partially offset by post retirement benefits costs amounting to Euro 7 million. Net actuarial gains reflected the difference between the actual and the estimated return on plan assets.

20.       Debt

As at 30 September 2014 and 31 December 2013, this caption consists of:

Euro

	30 Sep 2014		31 Dec 2013
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	—	—	743,011,847	—
Bonds	—	—	—	4,731,260,092
Bank loans
External loans	—	—	103,868,391	949,281,957
Domestic loans	—	—	5,111,006	175,039,738
Liability related to equity swaps on treasury shares (Note 22)	—	—	73,210,079	—
Commercial paper	—	—	542,000,000	—
Leasings	58,530	60,014	24,729,526	23,579,646
Other financings	—	—	45,611	—
	58,530	60,014	1,491,976,460	5,879,161,433

The reduction in this caption reflects:

•                  An increase in the outstanding amount due under commercial paper programmes during the period between 1 January and 5 May 2014;

•                  The total gross debt amounting to Euro 8,051 million that was contributed to Oi on 5 May 2014 as part of PT Assets in connection with Oi’s share capital increase subscribed by Portugal Telecom;

•                  The repayment of the liability related to equity swaps on treasury shares following the physical exercise of these contracts on 7 May 2014, through cash that remained at Portugal Telecom after for that purpose the Oi share capital increased. Following this repayment, Portugal Telecom holds directly 20,640,000 of its own shares and as a result recorded a non-distributable reserve for the acquisition cost of those shares, amounting to Euro 178,071,827.

21.       Provisions

As at 30 September 2014, this caption corresponds mainly to provisions for income tax contingencies. The reduction compared to 31 December 2013 reflects the provisions from discontinued operations as at 5 May 2014 (Euro 54 million) that were transferred to Oi in connection with its share capital increase.

22.       Consolidated Statement of Cash Flows

(a)         Short-term financial applications

These captions include basically cash receipts from the short-term applications matured, net of cash payments related to new short-term financial applications entered into. Net cash receipts amounted to Euro 188,014,938 in the nine months period ended 30 September 2014, compared to net cash payments of Euro 45,993,327 in the same period of last year. In the nine months period ended 30 September 2014, net cash receipts relate mainly to the settlement of outstanding applications by Bratel Brasil up to 5 May 2014, when it used the proceeds from these applications together with the proceeds from a share capital increase realised by Bratel BV to subscribe a portion of the convertible debentures issued by certain entities that directly or indirectly control AG and LF, as mentioned in Notes 1 and 22(c).

(b)         Cash receipts resulting from dividends received

This caption corresponds to dividends received from Oi in the nine months period ended 30 September 2013.

(c)          Payments resulting from financial investments

This caption corresponds to the total amount of R$ 4,788 million (Euro 1,555 million) paid by Bratel Brasil and PTB2 to subscribe debentures convertible into shares of certain companies that directly or indirectly control AG and LF, the proceeds of which were ultimately used by AG and LF to repay its indebtness and to subscribe convertible debentures to be issued by Telemar Participações, that also used the related proceeds to repay its own indebtness, as explained in more detail in Note 1.

(d)         Payments resulting from loans obtained

In the nine months period ended 30 September 2014, payments resulting from loans obtained, amounting to Euro 73,246,846, reflect primarily the repayment of the equity swap, amounting to Euro 73,210,079 (Note 20), and payments relating to finance lease contracts.

(e)          Change in cash and cash equivalents from discontinued operations

In the nine-month periods ended 30 September 2014 and 2013, the composition of this caption is as follows:

Euro

	9M14	9M13
Operating activities	145,752,202	662,264,884
Investing activities	(241,193,564)	(285,146,479)
Financing activities	467,018,223	(402,736,826)
	371,576,861	(25,618,421)

Cash flows from discontinuing operations in the nine months period ended 30 September 2014 correspond mainly to the cash flows up to 5 May 2014 from the businesses discontinued and contributed to the Oi share capital increase on that date, as compared to cash flows for a nine months period in 2013, which explains the lower cash flows from operating activities.

The change in cash flows from investing activities reflects the reduced number of months of those cash flows in 2014, as explained above, and the lower payments resulting from capital expenditures reflecting the decreased investments as a result of strong investments in past years, both on FTTH and 4G-LTE networks. These effects were partially offset by the proceeds received in June 2013 in connection with the sale of the equity investment in CTM (Euro 336 million), as referred to in Note 12.

The change in cash flows from financing activities reflects mainly the cash proceeds resulting from the increase in outstanding commercial paper due, as mentioned in Note 20, while in the same period of last year total gross debt remained broadly stable.

(f)           Cash and cash equivalents at the end of the period

As at 30 September 2014 and 31 December 2013, the composition of this caption is as follows:

Euro

	30 Sep 2014	31 Dec 2013
Cash	2,000	10,526,405
Demand deposits	8,578,570	94,713,210
Time deposits	93,900,000	1,455,485,775
Other bank deposits	3,110,908	98,225,124
	105,591,478	1,658,950,514

23.       Related parties and Shareholders

a) Associated companies and joint ventures

Portugal Telecom maintained influence over the companies identified below until Oi’s share capital increase on 5 May 2014, when it contributed to Oi its 100% interest in PT Portugal, including the indirect investments in these associated companies. Therefore, since as at 30 September 2014 Portugal Telecom no longer has a direct interest in those associated companies, the tables below present the balances as at 31 December 2013 between Portugal Telecom Group and its associated companies and joint ventures, and the transactions between Portugal Telecom Group and those same entities occurred during the four months period ended 30 April 2014, prior to Oi’s share capital increase, and the nine months period ended 30 September 2013:

Euro

	Accounts receivable		Accounts payable		Loans granted
Company	30 Sep 2014	31 Dec 2013	30 Sep 2014	31 Dec 2013	30 Sep 2014	31 Dec 2013
Joint ventures	—	4,685,059	—	24,796	—	—
International companies:
Unitel	—	238,241,859	—	2,638,599	—	—
Multitel	—	6,265,431	—	229,884	—	915,058
Other	—	646,420	—	—	—	—
Domestic companies:
Páginas Amarelas (i)	—	173,050	—	1,325,856	—	—
PT-ACS	—	3,372,065	—	3,103,827	—	—
Fundação PT	—	341,983	—	—	—	—
Sportinveste Multimédia	—	56,864	—	226,993	—	32,282,861
Siresp	—	28,024	—	5,860	—	1,260,909
Other	—	410,491	—	1,129,313	—	2,392,443
	—	254,221,246	—	8,685,128	—	36,851,271

Euro

	Costs		Revenues		Interest charged
Company	4M14	9M13	4M14	9M13	4M14	9M13
Joint ventures	1,035,361	162,630	4,178,146	6,773,434	—	—
International companies:
Unitel	2,579,292	4,171,454	4,542,112	9,998,466	—	—
Multitel	62,348	303,602	476,471	1,299,423	—	—
CTM (i)	—	74,739	—	88,654	—	—
Other	—	21,743	—	—	—	—
Domestic companies:
Páginas Amarelas (i)	—	16,278,836	—	2,645,241	—	—
PT-ACS	3,910,991	5,384,368	—	2,114,406	—	—
Sportinveste Multimédia	143,441	696,122	58,727	133,224	10,798	24,677
Siresp	—	—	6,490,862	11,238,215	16,738	44,110
Other	229,763	513,444	1,297,778	3,120,107	40,057	94,450
	7,961,196	27,606,938	17,044,096	37,411,170	67,593	163,237

(i)             The investments in Páginas Amarelas and CTM were disposed of in January 2014 and June 2013, respectively.

b) Shareholders

As at 30 September 2014 and 31 December 2013, the Company has not identified entities that in accordance with the provisions of IAS 24 would be classified as related parties, except for those already mentioned in Note 23.a). Nevertheless, the Company believes that it is relevant to disclose the balances outstanding and transactions occurred with its main shareholders, namely those that have a qualified interest above 2% in Portugal Telecom’s share capital, and all entities reported by those shareholders as their related parties. The tables below present the balances as at 30 September 2014 and 31 December 2013 and the transactions occurred during the nine-month periods ended 30 September 2014 and 2013 between Portugal Telecom Group and those entities:

Euro

	30 Sep 2014	31 Dec 2013
	Cash	Accounts	Accounts	Cash	Short-term	Loans and financings
Shareholder	equivalents	receivable	payable	equivalents (i)	investments (ii)	(iii)
GES (iv)	71,453	1,428,622	5,755,946	1,402,888,437	750,000,000	14,517,265
Visabeira	—	34,768,339	20,322,411	—	—	—
Controlinveste	—	463,937	8,545,056	—	—	—
Ongoing	—	268,962	389,724	—	—	—
	71,453	36,929,860	35,013,137	1,402,888,437	750,000,000	14,517,265

(i)	Cash equivalents as at 31 December 2013 include mainly term deposits in Banco Espírito Santo and Banco Espírito Santo Investimento (Note 22.e).
(ii)	Short-term investments as at 31 December 2013 correspond to debt securities issued by Espírito Santo International (Note 15).
(iii)

In addition, Portugal Telecom issued commercial paper amounting to Euro 200 million as of 31 December 2013 that BES commercialized to other investors. Portugal Telecom is not informed about who those investors are.

(iv)	On 3 August 2014, the qualified holding in Portugal Telecom, SGPS, S.A., previously held or attributable to Banco Espírito Santo, S.A., became held or attributable to Novo Banco, S.A. (“Novo Banco”).

Euro

	9M14 (i)			9M13
	Revenues	Costs	Net interest	Revenues	Costs	Net interest
Shareholder	and gains	and losses	income	and gains	and losses	income
GES (ii)	4,667,477	13,356,591	13,772,609	11,798,605	11,273,257	30,145,238
Caixa Geral de Depósitos (iii)	—	—	—	14,764,426	3,121,521	(2,518,964)
Visabeira	2,245,730	22,608,561	—	7,016,958	56,385,665	—
Controlinveste	712,744	19,898,270	—	1,864,983	35,288,393	—
Ongoing	143,861	1,228,160	—	379,864	2,243,775	—
UBS	—	—	(15,000)	29	—	(33,750)
	7,769,812	57,091,582	13,757,609	35,824,865	108,312,611	27,592,523

(i)

As referred to above, this caption reflects mainly the transactions occurred up to 5 May 2014, since as from that date Portugal Telecom no longer controls the entities that were contributed to the Oi share capital increase and that were responsible for the majority of the transactions with shareholders.

(ii)	On 3 August 2014, the qualified holding in Portugal Telecom, SGPS, S.A., previously held or attributable to Banco Espírito Santo, S.A., became held or attributable to Novo Banco, S.A. (“Novo Banco”).

(iii)	Caixa Geral de Depósitos does not have a qualified interest above 2% in Portugal Telecom since 25 October 2013.

c) Other

The following amounts were paid to board members and key employees:

•                  In the nine months period ended 30 September 2014, fixed remunerations of board members, which were established by the Remunerations Committee, amounted to Euro 3.54 million.

•                  In the nine months period ended 30 September 2014, variable remunerations relating to the year 2013 and other compensation paid to executive board members totalled Euro 4.69 million.

•                  After the Remunerations Committee assessed that the criteria established in the remunerations policy had been fully complied with, a total amount of Euro 4.89 million was paid to executive board members in the nine months period ended 30 September 2014 regarding the 50% portion of the 2010 variable remunerations that had been deferred for a three year period.

•                  During the nine months period ended 30 September 2014, key members of Portugal Telecom’s management received fixed and variable remunerations amounting to Euro 1.1 million and Euro 0.3 million, respectively.

24.           Subsequent events

•                  Since 30 September 2014, the price of Oi’s shares experienced a significant reduction. As at 26 November 2014, the price of Oi’s ordinary and preferred shares was R$1.50 and R$1.41, respectively, and as a result the Company’s investment as of that date amounted to Euro 1,543 million.

•                  On 9 November 2014, Terra Peregrin - Participações SGPS, S.A. published a preliminary announcement for the launch of a public takeover bid for the acquisition of the total ordinary and category A shares, representative of the whole share capital and voting rights of Portugal Telecom (including the shares corresponding to the share capital of Portugal Telecom which are underlying to the ADRs). The offeror’s voting rights are entirely attributable to Mrs. Isabel dos Santos and/or one or more companies (with registered offices in Portugal or abroad) in a control or group relationship with the offeror and/or with Mrs. Isabel dos Santos.

The offer is general and voluntary and the consideration offered, to be paid in cash, is of €1.35 per share, which represents a premium of circa 11% in relation to the last closing price of the shares of Portugal Telecom on 7 November 2014 (€1.217). The effectiveness of the offer is subject to the acquisition of, at least, 50.01% of the voting rights corresponding to the share capital of Portugal Telecom.

According to the preliminary announcement, the launch of the offer is subject to:

11.       Obtaining the prior registration of the offer with the Portuguese Securities Market Commission (“CMVM”);

12.       The declaration by the CMVM of the derogation of the duty to launch the subsequent takeover bid, as a result of the acquisition of shares of Portugal Telecom in the context of this offer;

13.       Obtaining the legal and administrative approvals and authorisations that may be required under Portuguese law and/or any applicable foreign legislation, notably from the competent competition authorities in Portugal, Brazil and/or the European Union (however, the offeror understands that its offer does not entail any competition issues on any jurisdiction);

14.       Obtaining the authorisation of the shareholders’ general meeting of Portugal Telecom (even if conditional upon the success of the offer) for the offeror to acquire a shareholding greater than 10% of the shares representing the share capital of Portugal Telecom, without the establishment of any other limit or condition;

15.       The amendment of the articles of association of Portugal Telecom (even if conditional upon the success of the offer or even if only applicable to the offeror or entities in the position of the offeror) so that there is no limit on the counting of votes issued by a single shareholder, by itself or through a representative, in its own name or as the representative of another shareholder;

16.       The adoption of resolutions by the competent body or bodies of Portugal Telecom and/or of Oi and/or of other companies involved in the Business Combination, aimed at the immediate suspension (up to the 30th day following the physical and financial settlement of the offer) of the process of the Business Combination;

17.       The elimination or non-enshrinement (as applicable) of limits in the articles of association on the counting of votes issued by a single shareholder, by itself or through a representative, in its own name or as representative of another, regardless of the shareholding that each shareholder holds in CorpCo and/or Oi (even if conditional upon the success of the offer or even if only applicable to Portugal Telecom and to the offeror or entities in the position of the offeror);

18.       The alteration of the terms of the Call Option agreed with Oi (even if conditional upon the success of the offer) so to (i) eliminate the obligation imposed on Portugal Telecom to only be able to acquire shares of Oi or of CorpCo by exercising the Call Option and (ii) not to grant Oi with the option to cancel or extinguish the Call Option in case of (a) amendment of the articles of association of Portugal Telecom as referred to in paragraph 5 above, and (b) direct or indirect carrying on by Portugal Telecom of activities that compete with those carried on by Oi and of the entities it controls in the countries in which they operate;

19.       The modification (even if conditional upon the success of the offer) of any instruments that establish negative consequences in the event of a change of control of Portugal Telecom;

20.       The adoption of resolutions by the competent body or bodies of Portugal Telecom, and/or of Oi, and/or of CorpCo, and/or of companies that are their controlling shareholders, and/or of other companies involved in processes, whether or not they have been announced, to divest or encumber relevant assets, that approve the interruption or the non-pursuit, in any form, of said processes, or the rejection of any proposals presented in this context.

In addition, the preliminary announcement mentions several assumptions on which the offer is based.

On 10 November, Oi published an announcement in which it stated that the conditions for the launch of the offer whose adoption would imply the alteration of the terms of the Business Combination, recently renegotiated by Portugal Telecom and Oi — notably, the conditions mentioned in paragraphs 6, 7, 8 and 9 above — were unacceptable. Oi also mentioned that it would not proceed to any alteration of the corporate acts, definitive agreements and other instruments executed in order to meet any of the conditions for the launch of the offer.

Further to Oi’s announcement, on 17 November 2014, Terra Peregrin - Participações SGPS, S.A. issued an announcement in which it stated its willingness to waive certain conditions previously established for the launch of the offer over Portugal Telecom’s shares:

e.               Firstly, the offeror stated it was willing to waive the condition mentioned in paragraph 6 above. However, the offeror added a new assumption of the offer, consisting on the non-conclusion of the process of the Business Combination before the 15th day prior to the physical and financial settlement of the offer.

f.                In addition, the offeror stated it was willing to waive the condition mentioned in paragraph 7 above.

g.               Thirdly, the offeror stated it was willing to waive the condition mentioned in paragraph 8 above. Within this context, the offeror stated it would amend this condition so that it would consist on the alteration (even if conditional upon the success of the offer) of the instruments which grant Oi with the option to cancel or extinguish the Call Option in case the situations mentioned in (a) and (b) of paragraph 8 above occur, in such a way that the Call Option would only be granted to Portugal Telecom’s shareholders who do not sell their shares in the offer, i.e., in such a way that the offeror does not benefit from the Call Option.

h.              Finally, the offeror stated it was willing to waive the conditions mentioned in paragraphs 9 and 10 above. However, the offeror added a new assumption of the offer, consisting on the inexistence of (i) any instruments that establish negative consequences in the event of a change of control of Portugal Telecom, and (ii) resolutions to divest or encumber relevant assets by the competent body or bodies of Portugal Telecom, and/or of Oi, and/or of CorpCo, and/or of companies that are their controlling shareholders, and/or of other companies involved in processes, whether or not they have been announced, to divest or encumber relevant assets.

On the same date, the CMVM issued an announcement on the alteration of the conditions by the offeror and stated that (i) the offeror had announced its willingness to waive or amend certain conditions included in the preliminary announcement for the launch of the offer, and that any definitive decision should be formalised through an alteration of the conditions established in said preliminary announcement and be included in the request for registration to be presented to the CMVM until 1 December 2014; and (ii) since the consideration mentioned in the preliminary announcement does not comply with the weighted average price in the six-month period prior to the preliminary announcement, the CMVM would evaluate, at the time of the registration of the offer, the justification and equity of the consideration proposed, to be duly explained by the offeror in its request for the registration of the offer, and then decide whether the offer should be deemed as derogating the duty to launch the subsequent takeover bid as a result of the acquisition of more than 50% of the voting rights of Portugal Telecom.

Under article 181 of the Portuguese Securities Code, the Board of Directors will issue a statement within 8 days counting from the reception of the draft of the prospectus and of the offer announcement that shall be delivered by the offeror until 1 December 2014.

•                  In November 2014, Africatel GmbH and Portugal Telecom were informed that Samba Luxco S.à.r.L. (“Samba”), holder of a 25% interest in Africatel Holdings B.V., had initiated an arbitration proceeding against Africatel GmbH (a former subsidiary of Portugal Telecom now owned by Oi S.A.) and Portugal Telecom in the Court of Arbitration of the International Chamber of Commerce relating to its purported put right to sell a interest in Africatel Holdings B.V., which Samba believes was triggered by the transfer of the shares of Africatel GmbH to Oi S.A. in the share capital increase of Oi in May 2014, among other claims. Both Africatel GmbH and Portugal Telecom intend to vigorously defend this proceeding.

Under the Subscription Agreement entered into by Portugal Telecom and Oi S.A. in connection with the Oi S.A. share capital increase, Oi S.A. agreed to succeed to Portugal Telecom in any right or obligation contracted by it, as long as the agreements generating that right or obligation have been indicated in the documents for the global offering that formed part of the Oi share capital increase.  The prospectus for the Oi S.A. share capital increase disclosed, among other things, that Samba had asserted that the business combination between Portugal Telecom and Oi S.A. triggered certain rights under the Africatel shareholders’ agreement, including a put right in respect of Samba’s interest in Africatel Holdings B.V.

•                  On 8 October 2014, some shareholders of the Company brought a civil lawsuit before the District Court of Lisbon (Tribunal Judicial da Comarca de Lisboa) seeking a declaration of invalidity and/or the nullification of a shareholders resolution that was approved at the General Meeting of Shareholders held on 8 September 2014, on the grounds of alleged impediment to vote of certain shareholders of the Company, violation of the purpose or object of the Company and abusive vote. The Company was summoned in order to present its statement defense on 13 October 2014 and submitted it on 12 November 2014.

In addition, on 19 September 2014, a shareholder holding 500 shares of the Company has initiated an injunction proceedings before the District Court of Lisbon (Tribunal Judicial da Comarca de Lisboa) in order to suspend the shareholders resolution that was approved at the General Meeting of Shareholders held on 8 September 2014. Although the claimant lacks legal standing for the required purpose — to the extent that such proceedings could only be initiated by shareholders who, alone or jointly, hold shares corresponding to at least 0.5% of the share capital -, the Court ordered the Company to be summoned in order to present its statement of opposition, which occurred last 5 November 2014. The Company submitted its statement of opposition on 17 November 2014 and now waits for a Court decision on the granting of the protective order.

•                  On 18 November 2014, at Oi’s Extraordinary General Meeting, shareholders approved a reverse stock split of all the ordinary and preferred shares issued by Oi at a ratio of 10: 1, such that each lot of ten shares of each class was grouped into a single share of the same class, with a related amendment to Article 5 of Oi’s bylaws.

As a result of the reverse stock split, the current 2,861,553,190 ordinary shares and 5,723,166,910 preferred shares now represent 286,155,319 ordinary shares and 572,316,691 preferred shares, respectively, with the resulting amendment of Article 5 of Oi’s bylaws. Similarly, at the Extraordinary General Meeting held on 18 November 2014, Oi’s shareholders also approved the amendment of the first paragraph of Article 5 of Oi’s bylaws to reflect the changes in share capital and number of shares of Oi approved by the Board, such that the share capital is represented by 858,472,010 shares, comprised of 286,155,319 ordinary shares and 572,316,691 preferred shares, without par value.

The reverse stock split proposal was aimed at reducing the volatility of Oi’s shares resulting from the reduced share price in the market, in order to protect Oi and its shareholders from percentage fluctuations resulting from small changes in the share price and, at the same time, to prevent shareholders, especially foreign investment funds, from being precluded from investing in Oi shares because of its share price. In addition, the reverse stock split was aimed at meeting the requirements of NYSE Listing Rules, which require, among other things, that the average closing price of the shares of listed companies remain equal to or greater than USD1 per share during any consecutive period of 30 trading days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.